UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

TRXADE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-3673928
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

17537 Darby Lane
Lutz, Florida 33558
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (800)-261-0281

Copies to:

Lawrence Schnapp, Esq.

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, California 90067

Telephone: (310) 789-1255

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock par value $.00001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	. (Do not check if a smaller reporting company)	Smaller reporting company	X .

This Registration Statement on Form 10 contains forward-looking statements that involve risks, uncertainties and assumptions. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. All statements made in this Registration Statement on Form 10 other than statements of historical fact could be deemed forward-looking statements.

By their nature, forward-looking statements speak only as of the date they are made, are neither statements of historical fact nor guarantees of future performance and are subject to risks, uncertainties, assumptions and changes in circumstances that are difficult to predict or quantify. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks identified in the section entitled “Risk Factors” in Item IA of this Registration Statement. If such risks or uncertainties materialize or such assumptions prove incorrect, our results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Risks that could cause actual results to differ from those contained in the forward-looking statements include but are not limited to risks related to: our need to raise additional capital and our ability to obtain financing; general economic and business conditions; our ability to continue as a going concern; our limited operating history; our ability to successfully develop and market our products and services; our ability to recruit and retain qualified personnel; our ability to manage future growth; and our ability to execute on our business plan.

You should not place undue reliance on forward-looking statements. Unless required to do so by law, we do not intend to update or revise any forward-looking statement, because of new information or future developments or otherwise.

Introductory Comment

We are filing this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) under the Exchange Act, which will require us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

As used in this Form 10 and unless otherwise indicated, the terms “Trxade,” the “Company,” “we,” “us” and “our” refer to Trxade Group, Inc.

PART I

ITEM 1.

BUSINESS

The following discussion should be read in conjunction with our financial statements and the related notes and other financial information appearing elsewhere in this Registration Statement on Form 10.

Overview

We have designed, developed, and now own and operate a business-to-business web-based marketplace focused on the US pharmaceutical industry. Our core service is designed to bring the nation’s independent pharmacies and accredited national suppliers of pharmaceuticals together to provide efficient and transparent buying and selling opportunities on a web-based platform.

CORPORATE HISTORY

Background of XCEL

Our company was incorporated in Delaware on July 15, 2005 as "Bluebird Exploration Company" ("Bluebird"). Bluebird was originally formed to engage in the exploitation of mineral properties. In December 2008, Bluebird changed its name to “Xcellink International, Inc.” ("XCEL"), and subsequently announced that its business plan was being expanded to include the development and marketing of platform-independent customer-centric payment systems and methodologies. XCEL was unable to raise the funds necessary to implement its business strategy, never generated any revenue and was a "shell" corporation. On January 9, 2014, Trxade Group, Inc., a privately held Nevada corporation merged with and into XCEL, and XCEL changed its name to "Trxade Group, Inc." XCEL's shares traded on the Over-the-Counter Bulletin Board (“OTCBB”) market until early 2010.

Background of Trxade

PharmaCycle LLC, a Nevada limited liability company ("PharmaCycle"), was formed in August 2010 by Prashant. Patel to serve as a web_based market platform designed to enable trading among healthcare buyers and sellers of pharmaceuticals, accessories and services. In January 2013, PharmaCycle converted into a Florida corporation and changed its name to Trxade, Inc ("Trxade Florida"). In May 2013, Trxade Florida created a new wholly owned subsidiary, Trxade Group, Inc., a Nevada corporation ("Trxade Nevada"). Trxade Nevada acquired Trxade Florida pursuant to a reverse triangular merger, resulting in Trxade Florida becoming a wholly owned subsidiary of Trxade Nevada (the "Nevada_Florida Merger"). The sole purpose of the Nevada_Florida Merger was to provide for a holding company to own Trxade Florida, the operating company. At all times up to the Nevada_Florida Merger, Trxade Florida was capitalized exclusively through cash capital contributions made by Messrs. Suren Ajjarapu and Patel. Immediately following the Nevada_Florida Merger, Messrs. Ajjarapu and Patel collectively owned 99% of Trxade Nevada. Subsequent to the Nevada_Florida Merger (but prior to the merger with XCEL), Trxade Nevada raised $670,000 through the sale of its preferred stock in private placements made to third party investors.

Reverse Merger with Trxade

On September 26, 2008, Mark Fingarson, the former President, sole Director and controlling shareholder of XCEL, sold 80,000,000 shares of XCEL to XCEL's then attorney, Ron McIntyre. On November 22, 2013, Trxade Nevada acquired Mr. McIntyre's controlling interest of 80,000,000 shares in XCEL pursuant to a Purchase and Sale Agreement dated November 7, 2013. At the time of the sale, XCEL had 104,160,000 shares of common stock issued and outstanding, including the 80,000,000 shares of stock acquired by Trxade Nevada.

On December 16, 2013, Trxade Nevada and XCEL entered into a definitive merger agreement (the “Merger Agreement”) providing for the merger (the “Merger”) of Trxade Nevada with and into XCEL, with XCEL as the surviving corporation. The Merger closed on January 8, 2014. Under the terms of the Merger Agreement, we amended our articles of incorporation (filed herewith), changed our name to “Trxade Group, Inc.,” and changed our trading symbol to XCEL.PK. On February 13, 2014 an additional 600,000 shares of our common stock (on a post-reverse split basis) were issued pursuant to the conversion of $19,333 aggregate principal amount of our outstanding promissory note. Our current officers and directors were the officers and directors of Trxade Nevada.

Recapitalization of Common Stock by a Reverse Split and Increase of Authorized Shares of Stock

Pursuant to our Amended and Restated Certification of Incorporation, we increased the authorized shares of our Common Stock from 200,000,000 shares to 500,000,000 shares, and authorized 100,000,000 shares of Preferred Stock, including 10,000,000 shares of Series “A” Preferred Stock. We also effectuated a one thousand-for-one (1,000:1) reverse stock split of our shares effective upon the closing of the Merger (the “Reverse Split”). As a result of the Merger and the Reverse Split, 29,470,000 shares of our common stock were issued to the former Trxade Nevada stockholders,

We also effectuated a reverse stock split at the ratio of one thousand-for-one (1,000:1) shares effective upon the closing of the Merger (the “Reverse Split”). In connection with the split, the 104,160,000 outstanding shares of our Common Stock, including the 80,000,000 shares held by Trxade Nevada, converted into 104,160 shares of Common Stock. As a result of the Merger, Trxade Nevada Shareholders holding 28,800,000 shares of Common Stock and 670,000 shares of Series A Preferred Stock converted their shares on one-to-one basis into 28,800,000 shares of our Common Stock and 670,000 shares of our Series A Preferred Stock, for an aggregate total of 29,470,000 shares, and now collectively own over 99% of our company. Further, 600,000 shares of our common stock (on a post- Reverse Split basis) were issued following the merger in connection with the conversion of our promissory notes. The 80,000,000 pre-merger shares held by Trxade Nevada, which post-split amounted to 80,000 shares, revered to treasury stock of the company.

Subsidiaries

We own 100% of Trxade Florida. This subsidiary is included in our attached financial statements and is engaged in the same line of business as Trxade. Trxade Florida is a web-based market platform that enables trade among healthcare buyers and sellers of pharmaceuticals, accessories and services.

We also own 100% of Westminster Pharmaceutical LLC, a Delaware limited liability company (“Westminster”). Westminister was formed in January 2013 as a single member LLC wholly owned by Trxade Florida.This licensed subsidiary is included in our attached financial statements and provides state-licensed pharmacies and buying groups in the United States with pharmaceuticals approved by the United States Food and Drug Administration (the “FDA”).

We own 100% of Pinnacle Tek, Inc., a Florida corporation founded by Mr. Ajjarapu in June 2011 (“Pinnacle”). Pinnacle Tek serves as a technology consultant provider that supports our programming needs and provides research on pharmaceutical pricing and shortages in acute care and retail settings. Through July 2013, Pinnacle Tek was funded entirely by cash contributions made by Mr. Ajjarapu. In July 2013, Trxade Nevada made the strategic decision to acquire Pinnacle Tek pursuant to a merger in which each share of common stock of Pinnacle Tek owned by Mr. Ajjarapu (the owner of 1 million shares of Pinnacle Tek’s common stock, representing 100% ownership) was exchanged for three shares of common stock of Trxade Nevada, resulting in the issuance to Mr. Ajjarapu of 3,000,000 shares of common stock of Trxade Nevada. Pinnacle Tek is included in our attached financial statements.

BUSINESS OF TRXADE

Our Principal Products and Services and their Markets.

Trxade.com: Trxade.com is a web-based pharmaceutical marketplace engaged in promoting and enabling trade among independent pharmacies and large pharmaceutical suppliers nationally. Additional features include the ability of independent pharmacies to trade among each other in currently 18 states that follow the Model State Pharmacy Act. (The Model State Pharmacy Act and Model Rules of the National Association of Boards of Pharmacy (Model Act) provide the boards of pharmacy with model language that may be used when developing state laws or board rules.) Other value-added components include access to Trxade’s proprietary pharmaceutical shortage database, data analytics regarding medication pricing, and manufacturer return policies. We generate revenue from this service by charging a transaction fee to the seller of the products for sales conducted via the Trxade platform. The buyer does not bear the cost of transaction fees for the purchase that they make nor do they pay a fee to join or register with our platform.

InventoryRx.com: InventoryRx.com is a web-based pharmaceutical marketplace formed to promote and enable trade among suppliers, manufacturers and large healthcare facilities nationally. The seller of products and advertisers are charged a transaction fee or posting fee for products sold or featured on the platform. To date, we have not generated any revenue generation from this product.

Pharmabayonline: Pharmabayonline was created to provide access to proprietary pharmaceutical data analytics to United States-based independent pharmacies, pharmaceutical shortage databases, proposed governmental reimbursement benchmarks comparison and analysis, and a proprietary suggested national retail drug benchmark. To date no revenue has been generated from this service.

RxGuru: RxGuru is a software as a service-based desktop application designed to provide valid, daily drug pricing and analytics to the independent pharmacist at time of care so their patients may realize saving on their medications. This application works in conjunction with the Trxade platform but to date has  not driven any revenue.

Wholesale Division: Our Wholesale Division acts as a distribution arm to provide pharmaceuticals to independent pharmacies in 8 states currently via a third party logistics company. Focus is primarily on pharmaceuticals in national shortage, specialty pharmaceuticals and medical supplies. Revenue is currently being generated from the sale of products owned by the wholesale division. Westminster Pharmaceuticals buys US FDA approved prescription medication, medical supplies and other over the counter (OTC) products from licensed pharmaceutical wholesalers and manufacturers. These products are delivered and stored at a licensed third party logistics company on our behalf and ready for delivery to our customer base once a product is sold.

Pinnacle Tek: Pinnacle Tek is our Information Technology consulting and staffing with particular focus on pharmaceutical data research and analytics on product shortages and pricing benchmarks. We charge a consulting fee the clients on an hourly basis, and we have generated revenue through our IT consulting and job placement services. Our data analytics portion has not realized any revenue generation to date. Pinnacle Tek is a consulting organization established to engineer optimal business solutions by applying and integrating existing and emerging information technologies. In tune with the diverse technological requirement of the corporate sector, Pinnacle Tek, Inc was formed to provide much needed strategic technology resources and products. Pinnacle Tek focuses mainly on the healthcare industry that presents a great challenge for emerging as well as established businesses. Demand is ever growing for new healthcare solutions from a patient base empowered by technology. Healthcare clients strive to achieve a competitive advantage in innovative ways while addressing critical clinical practice, regulatory, and cost-benefit issues in the U.S. and worldwide markets. Pinnacle Tek brings business and industry knowledge and experience to the challenges faced by the healthcare industry. We offer IT services to healthcare providers and payers. With its strong team of certified domain consultants, we deliver a range of consultants with varying degree of expertise and skills in the healthcare space. Leveraging Pinnacle Tek resources will assist clients to quickly transform opportunities and strongly enhance competitiveness. Our health care consulting professionals deliver innovation and insight to all sectors of the marketplace with a focus on healthcare providers.

All our product offerings are focused on the US markets. Some products are restricted to certain states depending on the various state regulations and guidelines pertaining to pharmaceuticals. Our services are distributed through our online platform. Our wholesale division distributes pharmaceuticals to independent pharmacies in 8 states currently via a third party logistics company.

The Pharmaceutical Industry

According to The 2013-14 Economic Report on Retail, Mail, and Specialty Pharmacies by Adam J. Fein, Ph.D. the US pharmaceutical industry is a $330 billion industry consisting of over 65,000 pharmacy facilities and over 700 DEA-registered and 1,500 State-licensed suppliers. There are very few platforms currently in place to bring these participants together to share market knowledge, product pricing transparency and product availability. According to 2013–14 Economic Report on Pharmaceutical Wholesalers and Specialty Distributors by by Adam J. Fein, Ph.D. the pharmaceutical market is comprised primarily of three wholesalers that control an estimated approximately 92% of the market. Our management believes that this concentration has, over the years, led to a lack of price and cost transparency, thereby resulting in severe limitations on the purchasing choices of industry participants. These market dynamics have enabled allowed these large wholesalers (McKesson, Cardinal Health and Amerisource Bergen), known as ADR distributors, to dominate the industry with respect to both generic and brand pharmaceuticals. The increasing concentration of generic medications (ANDA or Abbreviated New Drug Application), however, with many more expected to go to market in the near future (approximately $80 billion branded medications will lose their patent protection within the next ten years), have enabled smaller suppliers access to an increasing number of medications at highly discounted prices. In essence, the market is slowly changing towards one where medications will become a commoditized and trade influenced by price rather than the business relationships imposed upon the dominant participants of the past.

To fuel this change, insurance companies (Pharmacy Benefits Management PBM and private health payers) and the federal government have recently initiated lower medication reimbursement payments to healthcare providers. We believe that pharmacies in due course will face increasing pressure to source medications as inexpensively as possible and improve operational efficiency. Trxade seeks to be in the forefront of solving these transparency and pricing concerns by providing independent, retail pharmacies with real-time, pharmacy acquisition cost “PAC” benchmarks to the NDC level The National Drug Code (NDC) is a unique product identifier used in the United States for drugs intended for human use.

Status of any publicly announced new products or services.

Our RxGuruTM application was launched in the first quarter of 2014 and complements Trxade.com's efforts of delivering timely information at time of purchase. Our industry leading price prediction model “RxGuru” integrates product shortage insight into pharmacy acquisition benchmarks (“PAC”) to ascertain trends and pricing variances that result in significant purchasing opportunities. “RX Guru” helps to predicts prices and affords our members an opportunity to continuously benefit from real price purchasing opportunities that are often concealed from the rest of the industry. We believe such advanced knowledge made available to users at a level that can significantly impact our customers’ bottom line.

InventoryRx, launched in first quarter of 2014, is a web based pharmaceutical exchange platform where wholesalers can purchase and sell pharmaceuticals and other over the counter medications among each other. The site offers these trading partners greater product availability and pricing transparency and may substantially improve their buying efficiency as well as lower their cost of goods on a continuous basis. To date over 40 suppliers have shown interest in the platform and their accounts are currently in various stages of new account creation.

Competitive business conditions, the issuer’s competitive position in the industry, and methods of competition.

We expect to face competition from the three large ADR distributors (McKesson, Cardinal Health & Amerisource Bergen), other pharmaceutical distributors, buying groups, software products, and other start-up companies. Most of these operations have substantially greater financial and manufacturer backed resources, longer operating histories, greater name recognition and more established relationships in the industry.

Other Start-up Companies. We have identified a limited number of start-ups that provide pharmacy-to-pharmacy retail wholesaling for their overstock pharmaceuticals. In addition, some start-ups provide for a supplier-pharmacy trading such as Pharmabid.com, CherrypickerRx and Bidgenerics.com, and provide web-based services similar to ours, allowing pharmacies to buy from several suppliers. Trxade differentiates itself from these two exchanges by providing our pharmacies with both brand and generic pharmaceutical products. Our internal research lends us to believe that Trxade has one of the nation’s largest buying groups of independent pharmacies providing generic and brand pharmaceutical at our site, and we do not believe that our competitors are currently able to match our brand offerings, advanced analytical pricing, and pharmaceutical availability indicators.

Buying Groups. Buying Groups provide discounted prices to their members by negotiating better pricing with one primary wholesaler, while charging administration fees generally ranging from 3-5%. Some Buying Groups are structured like co-operatives (IPC, API) and offer their members monthly or quarterly rebates. Although they can function well to bring pricing competition to the industry, they often offer rebates only after the purchase and we don’t’ believe they will provide long term savings to customers with this model given the increased transparency and competition in the industry.

Pharmaceutical Software. Some pharmaceutical software companies compete with us as well on some levels. Surecost, for example provides inventory management software that allows pharmacies to comply with primary supplier contracts. This software is fee based, and requires training. Our internal research has indicated that this model doesn’t provide the same cost competitive market based pricing advantages as our platform.

Moving forward. Some pharmacies may be reluctant to adapt to this format of buying due to the historical negativity associated with purchasing pharmaceuticals on the internet and the uncertainty with respect to the origin and purity of pharmaceuticals so purchased. Trxade management believes that as we continue to develop our brand, our customer base, and our vast product offerings, we will gain the trust of the market overcome the negativity associated with purchasing via a pharmaceutical marketplace.

One advantage that we believe we have over our competition is our ability to be flexible and fast moving in adjusting our business model to address the needs of our customer base. Trxade started by offering pharmacies a reverse auction model to enhance savings on the purchase of their pharmaceuticals. Customer feedback suggested that pharmacies prefer a more buy now format, which we implemented and then supplemented with a pharmacy-to-pharmacy trading capability for all overstock pharmaceuticals. This resulted in a “one stop-one-search” platform to buy quality pharmaceuticals for less and a data-rich platform to help pharmacies overcome the complexities related to supply chain purchasing.

Sources and availability of raw materials and the names of principal suppliers.

Trxade is a web- based technology platform. Because we are not a manufacturing company, we don’t need any raw materials. We have three modules on our platform: supplier-to-pharmacy trade, pharmacy-to-pharmacy trade, and supplier-to-supplier trade. We bring buyers and sellers together on this platform. Our major suppliers include Bellco Generic’s, IPC and HealthWarehouse.

Dependence on one or a few major customers.

As of the date of this Form 10, we have 1,400 pharmacies and 24 pharmaceutical suppliers as customers, with a market potential of approximately 24,000 independent pharmacies and 1,500 regional and local suppliers. We have a working relationship with eight wholesalers and the nation’s largest buying group. Although we feel those entities are satisfied with their business relationship with Trxade, if our buying group and two or three of the wholesalers decided no longer to do business with Trxade, the resulting supplier void would materially and adversely affect our competitiveness in the marketplace.

Intellectual Property

Although we believe that our name and brand are protected by common law trademark principals, other than Trxade and pending trademarks on RxGuru and our pharmaceutical pricing benchmarks PAC we do not currently have any other registered trademarks, patents, concessions, licenses, royalty agreements, or franchises. Our business operates under proprietary software system and various trade secrets within our database, business practices and pricing model.

Need for government approval of principle products and services.

We are required to hold business licenses and to follow applicable state and federal government regulations detailed herein. Our wholesale division, which warehouses pharmaceutical products, requires requisite FDA and state approval, which we have obtained.

Effect of existing or probable government regulations on the business.

Federal Drug Administration Guidelines

On April 12, 1988, President Ronald Reagan signed into law the Prescription Drug Marketing Act of 1987 (PDMA), setting the baseline for wholesale distribution regulations. The final regulations were published in 1999, establishing the minimum wholesale distribution requirements for state licensure. With the intent to prevent the introduction and retail sale of substandard, ineffective, or counterfeit drugs into the distribution system, state licensing systems moved to update their standards to match those provided federally as guided under FDA’s Guidelines for State Licensing of Wholesale Prescription Drug Distributors (21 CFR 205). PDMA established minimum federal pedigree requirements to trace the ownership of prescription drugs through the supply chain. The principal goal of the PDMA was to further secure the nation’s drug supply from counterfeit and substandard prescription drugs. The law establishes two types of distributors: “Authorized distributor[s] of record” or ADRs; and “Unauthorized distributor[s],” such as wholesalers. The pedigree requirement was to require each person engaged in the wholesale distribution of a prescription drug in interstate commerce, who is not the manufacturer or an authorized distributor of record for that drug, to provide a pedigree to the recipient. After meeting resistance from various stakeholders, the FDA delayed the effective date of the regulations several times, until final implementation in December 2006.

At a federal level the implementation of the track and trace legislation by 2017 will require the use of pharmaceutical pedigree to track the movement of pharmaceuticals along the supply chain. The costs of complying with this new legislation may be too burdensome for many of the smaller suppliers. Further, some state laws utilizing the Federal Model Pharmacy Act may change or add rules that restrict pharmacy to pharmacy trading in the future. Current model act laws allow for a pharmacy being able to trade 5% of their annual inventory with other pharmacies while most state laws allow for retail pharmacies to be able to trade a product in national shortage status.

State Drug Administration Guidelines

There are a number of national and state wide regulations that have an effect on our business. All drug wholesalers must be licensed under state licensing systems, which must in turn meet the FDA guidelines under State Licensing of Wholesale Prescription Drug Distributors (21 CFR Part 205). The regulations set forth minimum requirements for prescription drug storage and security as well as for the treatment of returned, damaged, and outdated prescription drugs. Further, wholesale drug distributors must establish and maintain inventories and records of all transactions regarding the receipt and distribution of prescription drugs and make these available for inspection and copying by authorized federal, state, or local law enforcement officials. In most states, wholesale distributor licenses are issued by the State Boards of Pharmacy and require periodic renewal. Approximately 40 states also require out-of-state wholesalers that distribute drugs within their borders to be licensed as well.

States have statutes pertaining to the need to possess a wholesaler license for pharmacies to exchange pharmaceuticals with other pharmacies. There are a number of states that allow pharmacies to exchange pharmaceuticals with other pharmacies if the amount of the exchange does not exceed 5% of either pharmacy's annual revenue generated from prescription pharmaceuticals, without the need to acquire a wholesaler license. Some state pharmacy boards limit that exchange to only emergency exchanges and many of those states define emergency exchanges to mean exchanges to address temporary shortages. It is important to know the opinion taken by the board of pharmacy for each state because these boards are initially responsible for interpreting the statute, and not their respective state attorney general. Approximately 30 states currently have opined that pharmacy to pharmacy exchange does not require a pharmacy to possess a wholesaler’s license. The interpretation of state statutes have changed, although the statutes have remained unchanged.

California, Florida, Nevada, New Mexico and Indiana define the normal distribution channel to not include the lateral sales of pharmaceuticals between wholesalers. The new Supply Chain Act, part of the Quality Drug Act, which was signed into federal law in December 2013, precludes all states from restricting, investigating or inspecting the distribution channel and transactional history. Until the federal government provides guidelines for the new federal law, no state regulation or guideline exists. The transactional history regulation guidelines should be available January 2015. Federal licensing of wholesalers will take place in January 2017.

The warehousing of pharmaceuticals is also restricted and requires additional state licenses. Some licenses require bonds and written exams and may take some time to approve. Currently, Westminster Pharmaceuticals, our wholesale distributor, asks for formal pedigrees from the ADR wholesalers and provides pedigrees to those entities they sell to in the marketplace. This requirement limits liability and provides assurance if a recall is warranted that Trxade and its participants will receive value for the commodity.

Other Regulations:

Changes in state and federal regulations related to pharmacy-to-pharmacy trading may negatively impact that aspect of our business. Individual state regulation changes can be expected from time to time regarding wholesaler distribution activities and have the potential of increasing the cost of doing business in those states by influencing licensing requirements, fees and thus elevating our administrative costs.

Research and Development.

During the last two fiscal years, Trxade.com, InventoryRx.com, Pharmabayonline and RxGuru have been developed as proprietary software. For the years ended December 31, 2012 and 2013, $198,406 and $611,713 respectfully was spent by the company in development activities. None of these expenses were borne directly by customers.

Cost of compliance with environmental laws.

We are not aware of any costs or effects of our compliance with environmental laws.

Employees

Currently, we have 27 employees, of whom 23 are full-time and 4 are part-time employees. We also utilize numerous outside consultants.

Reports to Security Holders

We currently make reports to our security holders in accordance with the OTC Markets Group for Pink Sheet Companies. The OTCPink is an electronic quotation system operated by OTC Markets Group that displays quotes from broker-dealers for many pink sheet securities. To be quoted in the OTC Markets as an OTCPink, Pink Sheet Current Issuers follow to remain “current” on OTC Markets. In order to become Pink Current under the Alternative Reporting Standard, Issuers must generally make information publicly available the level of information required under Rule 10b-5 of the Exchange Act and Rule 144(c)(2) under the Securities Act, including providing the minimum detail required for compliant Information and Disclosure Statements and Quarterly and Annual Reports containing financials.

We are filing this General Form for Registration of Securities on Form 10 to voluntarily register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) under the Exchange Act, which will require us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

ITEM 1A.

RISK FACTORS

Our business, financial condition and results of operations are subject to various risks and uncertainties, including those described below and elsewhere in this Registration Statement. This section discusses factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. It is not possible to predict or identify all such factors. Consequently, the following are not to be a complete discussion of all potential risks or uncertainties applicable to our business.

We have a limited operating history and expect to continue to incur losses for an indeterminate period of times

We were incorporated in Delaware in 2005 and have never been profitable. Our current business model has been in development since 2010 under a predecessor entity. As a result, we have a limited operating history upon which an evaluation of our performance can be made. Revenues generated from the Company’s business operations for the years ending December 31, 2012 and 2013 and for the three months ended March 31, 2014 were $806,047, $955,881 and $244,196, respectively. We incurred operating losses for the years ending December 31, 2012 and 2013 and for the three months ended March 31, 2014 of $150,713, $2,084,004, and $344,517, respectively. We expect to incur further losses in the foreseeable future due to the significant costs associated with our business development, including costs associated with maintaining compliance under SEC reporting standards. We cannot assure you that our operations will ever generate sufficient revenues to fund our continuing operations or to fully implement our business plan, that we will ever generate positive cash flow from our operations, or that we will attain or thereafter sustain profitability in any future period.

The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the start and growth of a business, the implementation of the Company’s business plan, and the regulatory environment affecting the distribution of pharmaceuticals in which the Company operates.

If we do not obtain additional financing, our business, prospects, financial condition and results of operations will be adversely affected.

The Company anticipates that it will require substantial working capital for the Company to pursue continued development of products and service and marketing operations. The timing and amount of such capital requirements cannot be accurately predicted. Additional financing may not be available to the Company when needed or, if available, it may not be obtained on commercially reasonable terms. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business.

The Company has no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing will be dilutive to the Company’s stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If the Company is unable to obtain additional financing as needed, the Company may be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on the Company.

Many of our competitors are better established and have resources significantly greater than we have, which may make it difficult to fend off competition.

The Company will compete with the three large ADR distributors (McKesson, Cardinal Health & Amerisource Bergen), other pharmaceutical distributors, buying groups, software products, and other start-up companies. Many of these operations have substantially greater financial and manufacturer-backed resources, longer operating histories, greater name recognition and more established relationships in the industry than our company. In addition, a number of these competitors may combine or form strategic partnerships. As a result, our competitors may be able to control a more favorable basis in regard to pricing or other factors. Our failure to compete successfully with any of these companies would have a material adverse effect on our business and the trading price of our common stock.

The three distributors listed above have a strong control over the industry, as they have contracts with the 24,000 independent, retail pharmacies that limit the participants’ ability to purchase pharmaceuticals outside of those primary distributors. Additional restrictive elements exist within the pharmaceutical channel of distribution. For example, a number of the inventory management systems, either developed by the distributors or third party vendors, have been developed to require compliance to these restrictive purchasing agreements.

Moreover, we expect that other existing and prospective competitors will adopt technologies or business plans similar to ours, or seek other means to develop operations competitive with ours, particularly if our development of large-scale production progresses as scheduled. .

We will need to expand our member base and/or our profit margins to attain profitability

Currently, we are paid an administrative fee of up to 3% of the buying price on the generic pharmaceuticals sold to pharmacies and up to 1% on brand pharmaceuticals that pass through our pharmaceutical exchanges. Westminster Pharmaceuticals, our wholesale company, was created to take advantage of the higher margins generally realized by wholesalers that provide fulfillment services to pharmacies. We have entered into a relationship with RxTPL, a logistic services company, to provide us with logistical services (warehousing, packaging, shipping, etc.).

Our management is aware that the competitiveness of the group of suppliers that participate in our system and price products on our exchange is a key factor in determining how many purchasing pharmacies and wholesalers will purchase products through our platforms. However, price is not the only factor that influences where retail pharmacies will obtain their product. Quality fulfillment services is equally important, and retail pharmacies have historically received quality fulfillment services from the three major ADR distributors. In order to be more competitive, we must improve our customer service and fulfillment efforts, because the independent, retail pharmacy has for years considered this element of the fulfillment process as important as price. Other factors influencing the pharmacies purchasing behavior in the future will be changes brought upon by The Affordable Care Act, which regulates some aspects of pharmaceutical spending and pricing. In this regard we should benefit substantially from our pricing and product shortage knowledge that is offered by our platform.

Profitability may be further increased as a result of lower cost of goods should Westminster Pharmaceuticals build stronger relationships with manufacturers and other larger buying groups that server wholesalers/ distributors (examples include Optisource, Premier, Innovatix, Armada etc). On a larger scale those margins will drop depending upon the breath of products provided in the market and the sale turn rates required. Westminster Pharmaceuticals can participate and sell products in Trxade or Inventory RX without possessing a comprehensive inventory of products because those exchanges have numerous suppliers for each product. At our current rate of expenses and revenue, we must increase sales two-fold in order to breakeven. We are currently undertaking a significant effort to increase our membership base through attendance at annual conferences and other strategies. Trxade has also introduced a new telemarketing system and an expanded e-mail marketing strategy based on our competitive price advantages and product shortage and price trend analysis tools. Projected financial forecasts show that less than 800 pharmacy members purchasing an average of only 5% of their cost of goods form us would allow us to reach profitability at current spending levels.

There are inherent risks associated with our operations within the Pharmaceutical Distribution Markets

There are inherent risks involved with doing business within the pharmaceutical distribution channel, including:

•

Product Use Liability: Improperly manufactured products may prove dangerous to the end consumer.

•

Distribution Product Liability: Products may become adulterated by improper warehousing methods or modes of shipment.

•

Counterfeit Products or products with fake pedigree papers.

•

Unlicensed or unlawful participants in the distribution channel.

•

Risk with default and the assumption of credit loss.

•

Risk related to the loss of supply, or the loss of a number of suppliers.

Although all of our user agreements require our customers to indemnify us and for any and all liabilities resulting from our participation in the pharmaceutical distribution industry, we cannot assure you that the parties required to provide such indemnification will have the financial resources to do so. Additionally, although we have evaluated appropriate state statutes and federal laws pertaining to pharmaceutical distribution in an effort to diminish our risks, the Board of Pharmacy for each state is responsible for interpreting their state laws, and their interpretations may not comport with our analysis. It is also possible that any third party logistics arrangements may disrupt service, create a loss of income, or other unforeseen disruptions should the service provider experience any legal, financial or other difficulties of their own.

Regulatory changes that affect our distribution channel could harm our business

Certain states (CA, FL, NV, NM & IN) have enacted created laws that prohibit lateral movement of pharmaceuticals within the distribution channel. These laws prohibit wholesalers from selling pharmaceuticals directly from or to other wholesalers where they maintain inventory. Other states may in the future enact similar laws that place restrictions in pharmaceutical trading within Trxade’s platforms. At the federal level, the implementation of the track and trace legislation by 2017 requiring the use of pharmaceutical pedigree may restrict and disrupt the movement of pharmaceuticals along the supply chain should the cost of complying with this new legislation be too burdensome for smaller suppliers. In addition, some state laws utilizing the Federal Model Pharmacy Act may change or add rules that restrict pharmacy to pharmacy trading in the future. Current model act laws permit pharmacies to trade 5% of their annual inventory with other pharmacies while most state laws allow for retail pharmacies to be able to trade a product in national shortage status.

We may apply working capital and future funding to uses that ultimately do not improve our operating results or increase the value of your investment.

The Company has complete discretion over the use of its working capital and any new investment capital it may in the future obtain. Because of the number and variety of factors that could determine the Company’s use of funds, there can be no assurances that such uses will not vary substantially from the Company’s current operating plan.

We intend to use existing working capital and future funding to support the development of our products and services, product purchases in our wholesale distribution division, the expansion of our marketing and/or the support of operations to educate our customers. We will also use capital for market and network expansion, acquisitions and general working capital purposes. However, we do not have more specific plans for our capital and our management will have broad discretion in how we use available capital reserves. Our capital could be applied in ways that do not improve our operating results or otherwise increase the value of a shareholder’s investment.

We do not have a traditional credit facility with a financial institution, which may adversely impact our operations.

We do not have a traditional credit facility with a financial institution, such as a working line of credit. The absence of such a facility could adversely impact our operations, as it may constrain our ability to have available the working capital for equipment purchases or other operational requirements. If adequate funds are not otherwise available, we may be required to delay, scale back or eliminate portions of our business development efforts. Without credit facilities, the Company could be forced to cease operations and investors in our securities could lose their entire investment.

We are dependent upon our current management, who may have conflicts of interest.

The Company is dependent upon the efforts of its current management. All of our officers and directors have duties and affiliations with other companies. Even though these companies are not competitors or involved in pharmaceutical distribution, involvement of our officers and directors may still present a conflict of interest regarding decisions they make for Trxade or with respect to the amount of time available for Trxade. The loss of any officer or director of the Company and in particular, Mr. Patel or Mr. Ajjarapu, could have a material adverse effect upon our business and future prospects.

The Company does not presently have key-man life insurance upon the life of any of its officers or directors. While our management team has considerable information technology and entrepreneurial experience, none of our management was been involved in pharmaceutical distribution prior to joining the Company and, as such, did not have any technical experience in pharmaceutical distribution prior to joining the Company. Upon adequate funding, management intends to hire qualified and experienced personnel, including additional officers and directors, and specialists, professionals and consulting firms to advise management as needed; however, there can be no assurance that management will be successful in raising the necessary funds in respect of recruiting, hiring and retaining such qualified individuals and firms.

We plan to implement an aggressive growth strategy, which could increase the risk of falure.

For the foreseeable future, the Company intends to pursue an aggressive growth strategy for the expansion of its operations through product development distribution and marketing. The Company’s ability to rapidly expand its operations will depend upon many factors, including the Company’s ability to work in an regulated environment, market value added products effectively to independent pharmacies, establish and maintain strategic relationships with suppliers, and obtain adequate capital resources on acceptable terms. Any restrictions on the Company’s ability to expand may have a material adverse effect on the Company’s business, results of operations, and financial condition. Accordingly, there are no assurances that the Company will be able to achieve its targets for sales growth, or that the Company’s operations will be successful or achieve anticipated operating results.

We rely on third-party contracts.

We depend on others to provide products and services to the Company. We do not manufacture pharmaceuticals and we do not sell pharmaceuticals to the end consumer. We do not control these wholesalers, suppliers and purchasers and although are arrangements with them will be terminable, a change may be difficult to implement. At this time, we have a working relationship with eight wholesalers and the nation’s largest buying group. Although we feel those entities are satisfied with their business relationship with Trxade, if our buying group and two or three of the wholesalers decided no longer to do business with us, that supplier void would materially and adversely affect our competitiveness in the marketplace.

It may be difficult and costly for us to comply with the extensive government regulations to which our business may be subject.

Our operations are subject to extensive regulation by the U.S. federal and state government. In addition as the company expands operations it may also become subject to the regulations of foreign jurisdictions. We may also become subject to additional regulations relating to environmental matters, transportation of pharmaceutical products, shipping restrictions, and import and export restrictions.

Further, the enactment of new rules and regulations could adversely affect our business. For example, The Affordable Care Act has a primary goal of reducing the cost of healthcare and providing medical coverage to some of the nation’s 25 million uninsured. Depending on its future enforcement or additional rules and regulations created around it, pharmaceutical pricing control could be established resulting in substantially reduced margins and reimbursement for pharmacies and all other healthcare provider bases. In turn this may adversely affect our cash flow, profitability, and growth.

We will incur increased costs as a result of becoming a reporting company, and given our limited capital resources, such additional costs may have an adverse impact on our profitability.

Upon the effectiveness of this Form 10, we will be an SEC reporting company. The rules and regulations under the Exchange Act require reporting companies to provide periodic reports with interactive data files, which will require that we engage legal, accounting and auditing professionals, and XBRL and EDGAR service providers. The engagement of such services can be costly and the Company may to incur additional losses, which may adversely affect the Company’s ability to continue as a going concern. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures.

The additional costs we will incur in connection with becoming a reporting company (expected to be several hundred thousand dollars per year) will serve to further stretch our limited capital resources. Due to our limited resources, we may have to allocate resources away from other productive uses in order to pay be able to comply with our obligations as an SEC reporting company. Further, there is no guarantee that we will have sufficient resources to meet our reporting and filing obligations with the SEC as they come due.

RISKS RELATED TO OUR COMMON STOCK

We will be subject to the “penny stock” rules which will adversely affect the liquidity of our common stock.

The Company’s stock is defined as a “penny stock” under Rule 3a51-1 of the Exchange Act. In general, a “penny stock” includes securities of companies which are not listed on the principal stock exchanges or NASDAQ and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6,000,000 in the last three years. “Penny stocks” are subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company’s stock, and therefore, may adversely affect the ability of the Company’s stockholders to sell stock in the public market.

The sale of shares by our directors and officers may adversely affect the market price for our shares.

Sales of significant amounts of shares held by our officers and directors, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease its price. In addition, commencing on the one-year anniversary of the effectiveness of this Registration Statement, some or all of the shares of common stock may be offered from time to time in the open market pursuant to Rule 144, which sales could have a depressive effect on the market for our shares of common stock. Subject to certain restrictions, commencing on the one-year anniversary of the effectiveness of this Registration Statement, a person who has held restricted shares for a period of six months may sell common stock into the market.

The limitation of monetary liability against the Company’s directors, officers and employees under Delaware law and the existence of indemnification rights to the Company’s directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against the Company’s directors, officers and employees.

The Company’s articles of incorporation contain a specific provision that limits the liability of directors for monetary damages to the Company and the Company’s stockholders; further, the Company is prepared to give such indemnification to its directors and officers to the extent provided by Delaware law. We also have contractual indemnification obligations under our employment and engagement agreements with our executive officers and directors. The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which the Company may be unable to recoup. These provisions and resultant costs may also discourage the Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by the Company’s stockholders against the Company’s directors and officers even though such actions, if successful, might otherwise benefit the Company and its stockholders.

There is a limited market for our shares; our common stock is thinly quoted, so you may be unable to sell at or near bid prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Common Stock is traded on the pink sheets under the symbol XCEL.PK. Our Common Stock is very thinly traded, and a robust and active trading market may never develop. Our common stock will likely continue to be sporadically or “thinly-quoted,” meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or nonexistent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.

As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a mature issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. It is possible that a broader or more active public trading market for our common stock will not develop or be sustained, or that trading levels will not continue.

Our stock may be traded on the OTCQB. The OTCQB is an electronic quotation system operated by OTC Markets Group that displays quotes from broker-dealers for many over-the-counter securities. These securities tend to be inactively quoted stocks, including penny stocks and those with a narrow geographic interest. Market makers and other brokers can use OTC Markets to publish their bid and ask quotation prices. The OTC Markets is not a stock exchange. To be quoted in the OTC Markets, companies do not need to fulfill any financial requirements. The companies quoted in the OTC Markets tend to be closely held, extremely small, and thinly quoted. Most do not meet the minimum U.S. listing requirements for trading on a stock exchange such as the New York Stock Exchange.

Our stock also may be traded on the OTCBB. The OTCBB is a quotation service for the Financial Industry Regulatory Authority (“FINRA”) market makers, and not an issuer listing service or securities market. There is no minimum bid price requirement. OTCBB companies are not considered to be “listed.” There are, however, certain requirements an issuer must meet in order for its securities to be eligible for a market maker to enter a quotation on the OTCBB, including that the security be registered with the SEC and the issuer be current in its required filings.

We have never paid or declared any dividends on our common stock.

We have never paid or declared any dividends on our common stock or preferred stock. Likewise, we do not anticipate paying, in the near future, dividends or distributions on our common stock. Any future dividends on common stock will be declared at the discretion of our board of directors and will depend, among other things, on our earnings, our financial requirements for future operations and growth, and other facts as we may then deem appropriate.

Our directors have the right to authorize the issuance of shares of preferred stock and additional shares of our common stock.

Our directors, within the limitations and restrictions contained in our articles of incorporation and without further action by our stockholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Any issuance of shares of preferred stock could adversely affect the rights of holders of our common stock. Should we issue additional shares of our common stock at a later time, each investor’s ownership interest in our stock would be proportionally reduced.

If our shares become publicly quoted on the OTCQB or the OTCBB, and we fail to remain current in our reporting requirements, we could be removed from the OTCBB or OTCQB, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Companies whose shares are quoted for sale on the OTCBB and the OTCQB must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTCQB and OTCBB. If we fail to remain current in our reporting requirements, we could be removed from the OTCBB or OTCQB. As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

If our shares become publicly quoted on the OTCQB or the OTCBB, the market price for our common stock will most likely be particularly volatile given our status as a relatively unknown company with a small and thinly quoted public float, limited operating history and lack of net revenues which could lead to wide fluctuations in our share price.

If our shares become publicly quoted on the OTCQB or the OTCBB, the market for our common stock will most likely be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price would be attributable to a number of factors. First, as noted above, the shares of our common stock will likely be sporadically and/or thinly quoted. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price.

Anti-takeover provisions may impede the acquisition of Trxade.

Certain provisions of the Delaware General Corporation Law (DGCL) have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring Trxade to negotiate with, and to obtain the approval of, our directors, in connection with such a transaction. As a result, certain of these provisions may discourage a future acquisition of Trxade, including an acquisition in which the stockholders might otherwise receive a premium for their shares.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business, brand and reputation with investors may be harmed.

In addition, reporting a material weakness may negatively impact investors’ perception of us. We have allocated, and will continue to allocate, significant additional resources to remedy any deficiencies in our internal control. There can be no assurances that our remedial measures will be successful in curing the any material weakness or that other significant deficiencies or material weaknesses will not arise in the future.

Our Chief Executive Officer and President are also our two largest stockholders, and as a result they can exert control over us and have actual or potential interests that may diverge from yours.

Suren Ajjarapu, our CEO, and Prashant Patel, our President, beneficially own, in the aggregate, over 87.4% of our Common Stock. As a result, these stockholders, acting together, will be able to influence many matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, and could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and may affect the market price of our stock.

Further, Mr. Ajjarapu and Mr. Patel may have interests that diverge from those of other holders of our common stock. As a result, Mr. Ajjarapu and Mr. Patel may vote the shares they own or control or otherwise cause us to take actions that may conflict with your best interests as a stockholder, which could adversely affect our results of operations and the trading price of our common stock.

Through this control, Mr. Ajjarapu and Mr. Patel can control our management, affairs and all matters requiring stockholder approval, including the approval of significant corporate transactions, a sale of our company, decisions about our capital structure and the composition of our Board of Directors.

Our stock price might be volatile.

The price of our stock may be highly volatile and could be subject to fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•

quarterly variations in our results of operations or those of our competitors;

•

announcements by us or our competitors of acquisitions, new products, significant contracts,

•

commercial relationships or capital commitments;

•

disruption to our operations or those of other sources critical to our operations;

•

the emergence of new competitors;

•

our ability to develop and market new and enhanced products on a timely basis;

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seasonal or other variations;

•

commencement of, or our involvement in, litigation;

•

dilutive issuances of our stock or the stock of our subsidiaries, or the incurrence of additional debt;

•

changes in our board or management;

•

adoption of new or different accounting standards;

•

changes in governmental regulations or in the status of our regulatory approvals;

•

changes in earnings estimates or recommendations by securities analysts;

•

general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for shares of agricultural companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. We expect the value of our Common stock will be subject to such fluctuations.

ITEM 2.

FINANCIAL INFORMATION

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported assets, liabilities, sales and expenses in the accompanying financial statements. Critical accounting policies are those that require the most subjective and complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. Such critical accounting policies, including the assumptions and judgments underlying them, are disclosed in Note 2 to the Audited Financial Statements ending December 31, 2013 included in this Form 10. However, we do not believe that there are any alternative methods of accounting for our operations that would have a material effect on our financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this Form 10. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made in Item1A of this Registration Statement under the caption “Risk Factors.” The following discussion and other sections of this report contain forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “if,” “shall,” “may,” “might,” “will likely result,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “goal,” “objective,” “predict,” “potential” or “continue,” or the negative of these terms and other comparable terminology. These forward-looking statements, which are based on various underlying assumptions and expectations and are subject to risks, uncertainties and other unknown factors, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events that we believe to be reasonable. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the historical or future results, level of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, those discussed under the caption “Risk Factors” in this report. We undertake no duty to update any of these forward-looking statements after the date of filing of this report to conform such forward-looking statements to actual results or revised expectations, except as otherwise required by law.

On January 8, 2014, we completed our acquisition of Trxade Group, Inc, Nevada corporation ("Trxade Nevada"). The acquisition was accounted for as a "reverse acquisition" and Trxade Nevada was deemed to be the accounting acquirer in the acquisition. Because Trxade Nevada was deemed the acquirer for accounting purposes, the financial statements of Trxade Nevada are presented as the continuing accounting entity. The assets and operations of our company prior to the merger are included in our financial statements only from the date of the merger.

Our company effectuated a reverse stock split at the ratio of one thousand-for-one (1000:1) shares effective upon the closing of the Merger (the “Reverse Split”).

Company Overview

We have designed, developed, and now own and operate a business-to-business web-based marketplace focused on the US pharmaceutical industry. Our core service is designed to bring the nation’s independent pharmacies and accredited national suppliers of pharmaceuticals together to provide efficient and transparent buying and selling opportunities on a web-based platform.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported assets, liabilities, sales and expenses in the accompanying financial statements. Critical accounting policies are those that require the most subjective and complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. Such critical accounting policies, including the assumptions and judgments underlying them, are disclosed in Note 2 to the Audited Financial Statements ending December 31, 2013 included in this Form 10. However, we do not believe that there are any alternative methods of accounting for our operations that would have a material effect on our financial statements.

Accounting for Long-Lived Assets / Intangible Assets

We assess the impairment of long-lived assets, consisting of property and equipment, and finite-lived intangible assets, whenever events or circumstances indicate that the carry value may not be recoverable. Examples of such circumstances include: (1) loss of legal ownership or title to an asset; (2) significant changes in our strategic business objectives and utilization of the assets; and (3) the impact of significant negative industry or economic trends.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets. The factors used to evaluate the future net cash flows, while reasonable, require a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. In addition, we base useful lives and amortization or depreciation expense on our subjective estimate of the period that the assets will generate revenue or otherwise be used by us. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies. If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.

Derivative Liabilities

From October 2013 through December 2013, we issued 435,000 warrants, of which 60,000 were issued along with preferred stock and 375,000 warrants were issued for services to purchase common shares of stock at a price of $1.00. The warrants have a term of 5 years.

From May 2013 to May 2014, we issued our employees stock options to acquire a total of 900,000 shares of our common stock. These options vest over four years and were granted with an exercise price of $1.00 per share, expiring six months after the last vesting period. The last ones expire April 2019.

The Company used the Black Scholes Option Pricing Model in calculating the fair value of any warrants and options that were issued for services.

Liquidity and Capital Resources

Liquidity Outlook

Equity Financings since December 31, 2011

Equity Financings in the year ended December 31, 2012 consisted of related party capital contributions of $170, 535.

Equity Financings in the year ended December 31, 2013 consisted of related party capital contributions of $373,118, proceeds from issuance of preferred stock of $670,000, short term debt from related parties of $53,389 and stock issued for services of $500,000 by our predecessor-in-interest.

Cash Requirements

Our primary objectives for the remainder of 2014 are to continue the development of the Trxade Platform, and increase our client base. In addition, we expect to pursue raising capital to fund our operations and provide personnel to expand operations and required working capital.

We estimate our operating expenses and working capital requirements for the next 12 months to be approximately as follows:

Expense	Amount
Cost of Sales (1)	$600,000
General and administrative (2)	$2,050,000
Total	$2,650,000

(1)

Includes the cost of drugs for Westminster Pharmaceuticals as consulting expenses for Pinnacle Tek.

(2)

Includes wages and payroll, legal and accounting, marketing, rent and web development.

As of December 31, 2013, we had cash and cash equivalents of approximately $84,317 and other current assets of $ 310,948. We know that additional funds will be needed to continue to expand the platform, customer base and cover general and administrative expense.

Since inception, we have funded our operations primarily through equity and operational revenue. We expect to continue to do so in the future although no assurance can be given that we will be able to obtain financing on reasonable terms or revenues will continue. If we obtain additional financing by issuing equity securities, our existing stockholders’ ownership will be diluted. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. We may be unable to maintain operations at a level sufficient for investors to obtain a return on their investments in our common stock. Further, we may continue to be unprofitable.

Historical Liquidity and Capital Resources

Working Capital

Our working capital as of December 31, 2013 and 2012 is summarized as follows:

	At December 31, 2013 ($)	At December 31, 2012 ($)
Current assets	395,265	117,076
Current liabilities	273,002	101,193
Working capital	122,263	15,883

Current Assets

The increase in our current assets was primarily due to an increase in cash of $80,939, inventory of $43,373 and a $160,000 increase in subscription receivables.

Current Liabilities

Current liabilities increase is primarily due to an increase in accounts payable by $61,121, accrued liabilities of $37,966 and short term debt from related parties of $53,389 and assumption of other short term debt of $19,333.

Cash Flow Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2013 was $844,579. This is an increase of $681,461 from year ended December 31, 2012 operating activities of $163,118.

Operating activities in 2013 by our predecessor-in-interest Trxade Group, Inc., a Nevada corporation that ultimately merged into our company, included stock issued to companies for services, $500,000; warrants and options expense, $462,113 and contributed officers’ salary, $225,000, the purchase of inventory for Westminster Pharmaceuticals LLC, which went operational in 2013; increases in liabilities in both accounts payable and accrued expenses. This was a variance from 2012 as the company transitioned from the development to the operational stage.

In 2012 financing activities included capital contributions by major shareholders, $170,535. In 2013, capital contributions by major shareholders increased to$373,118; loans from related parties, $53,389 and proceeds from issuance of Preferred Stock, $510,000 contributed to the cash flow of the company. The increase in 2013 was due to the company entering  into its operational stage.

	Years Ending December 31,
	2013	2012
Operating Activities:
Net Earnings (Loss)	$(2,091,285)	$(150,713)
Adjustments to reconcile to net cash provided by Operating activities:
Depreciation	3,987	2,625
Bad debt expense	1,200	-
Contributed Officers Salary	225,000	-
Shares Issued for services	500,000	-
Warrants and Options expense	462,113	-
Changes in operating assets and liabilities:
Accounts Receivable	6,635	(113,698)
Prepaid Assets	(1,712)	-
Inventory	(43,373)	-
Accounts Payable	54,890	85,867
Accrued Liabilities	37,966	-
Net Cash used in operating activities	(844,579)	(163,118)

Investing Activities:
Property Acquisition	10,989	-
Net Cash used in investing activities	10,989	-

Financing Activities:
Repayments of Short Term Debt – Related Parties	-	(9,000)
Proceeds from Short Term Debt – Related Parties	53,389	-
Capital Contributions	373,118	170,535
Proceeds from issuance of Preferred Stock	510,000	-
Net Cash provided by financing activities	936,507	161,535

Net increase or (Decrease) in Cash	80,939	(1,583)
Cash at Beginning of the Year	3,378	4,961
Cash at End of the Year	$84,317	$3,378

Results of Operations

As discussed above, the financial statements of Trxade Nevada are represented as the continuing accounting entity and the below discussion relates to the financial statements of Trxade as the continuing accounting entity. The financial statements prior to the date of the merger represent the operations of pre-merger Trxade only.

Comparison of Years Ended December 31, 2013 and 2012

	For the year ended December 30, 2013 ($)	For the year ended December 31, 2012 ($)
Revenues	955,881	806,047
Cost of Sales	944,070	689,808
Gross Profit	11,811	116,239
Operating expenses
General and Administrative	908,702	266,952
Shares Issued for services	500,000	-
Contributed Officers Salary	225,000	-
Warrants and Options Expense	462,113	-
Total Operating Expenses	2,095,815	266,952
Loss from operations	(2,084,004)	(150,713)
Interest Expense	(7,281)	-
Net loss	(2,091,285)	(150,713)

General and administrative expenses increased by $641,750 from 2012 to 2013. These increases were primarily as a result of staff increases in 2013 as the Trxade Platform went operational for clients and our client acquisition marketing increased.

Shares issued for services represents the fair value of 500,000 shares of common stock issued by Trxade Nevada to its public relations firm and its investment relations firm for various services performed by these firms.

Contributed officers' salary represents salaries that were payable to Mr. Ajjarapu and Mr. Patel pursuant to their respective employment agreements, the receipt of which salaries was waived by each such executive.

Warrant and Option Expense is comprised of (i) $365,648 of warrant expense attributable to the issuance of 375,000 warrants issued by Trxade Nevada to its public relations firm and its investment relations firm for various services performed by these firms, and (ii) $96,465 of compensation cost related to the issuance of employee stock options.

The $149,834 increase in revenues from 2012 to 2013 was attributable to an increase in our client base in 2013 that resulted from our ramp-up in marketing in 2013. The increase in cost of sales (and the corresponding decrease in gross profit) in 2013 from 2012 was a result of expenditures on platform development and inventory costs (which were not incurred in 2012).

Comparison of Three Months Ended March 31, 2014 and 2013

The financial data for the three months ended March 31, 2014 and 2013 is presented in the following table and the results of these two periods are used in the discussion thereafter to provide information reflecting the change in operations based on a full twelve months of operation.

	Three months ending March 31, 2014 ($)	Three months ending March 31, 2013 ($)
Revenues	244,196	176,195
Cost of Sales	146,790	200,386
Gross Profit	97,406	(24,191)
Operating expenses
General and Administrative	347,426	160,039
Warrants and Options Expense	94,497	--
Total Operating Expenses	411,923	160,039
Loss from operations	(344,517)	(184,588)
Loss on debt conversion	(576,417)	--
Interest Expense	(1,061)	(358)
Net loss	(921,995)	(184,588)

General and administrative expenses increased by $187,387 from 2013 to 2014. These increases were primarily as a result of staff increases in 2013 as the Trxade Platform went operational for clients and our client acquisition marketing increased. Warrants and options expense were not incurred in 2013. Loss on debt conversion was a single transaction not occurring in 2013.

The $68,001 increase in revenue from 2013 to 2014 was attributable to the increase in our client base that continues to grow from the marketing efforts.

The gross margin increase in 2014 resulted from lower expenditures on platform development.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

ITEM 3.

PROPERTIES

Description of Property

We do not own any real property. We lease office space at: (1) 17537 Darby Lane, Lutz FL 33558 from Van Dyke Professional Center LLC for approximately $20,000 per year; and (2) 8913 Regents Park Dr. Suite # 680, Tampa, FL 33647 from Sansur Associates, LLC (which is owned and operated real estate company by Suren Ajjarapu the CEO of Trxade Group, Inc.) for $1,242/month on a month to month basis., occupying approximately 918 square feet.

Westminster Pharmaceuticals LLC uses RxTPL as its Pharmaceutical Logistics Partner. RxTPL receives, warehouses and ships the pharmaceuticals purchased by Westminster. RxTPL is located in Fairfield, Ohio.

We believe our current and future facilities are adequate for our current and near-term needs. Additional space may be required as we expand our activities. We do not currently foresee any significant difficulties in obtaining any required additional facilities.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our securities as of May 27, 2014 by (i) each of our executive officers and directors; (ii) each person known to us who owns beneficially more than 5% of any class of our outstanding equity securities; and (iii) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage Beneficially Owned (3)
Directors and Named Executive Officers:
Suren Ajjarapu, Chairman, CEO (4)	14,150,000	47%
Prashant Patel, Director, COO, and President (5)	12,250,000	40.4%
Donald G Fell, Director (6)	0	*
Howard Doss, CFO (7)	0	*
Charles Pope, Director (8)	0	*
All executive officers and directors as a Group (five persons)	26,500,000	87.4%
Greater than 5% Stockholders
Sandesh Pandahare	1,500,000	5%
Rahul Sasane (9)	100,000	*
Dr. Jay Chowdappa & Swarnalatha C (9)	100,000	*
Donald Almeida IRA (9)	100,000	*
Pritesh Patel (9)	100,000	*

*

Less than one 1%

(1)

Unless otherwise indicated in the footnotes to the following table, the address of each person named in the table is: c/o Trxade Group, Inc., 17537 Darby Lane, Lutz, FL 33558.

(2)

Based on 30,319,160 shares of Common Stock outstanding on July 17, 2014 (including 895,000 shares of Series A Convertible Preferred Stock on an as converted basis to Common Stock, which convert into Common Stock upon the effectiveness of this Form 10 Registration Statement). Does not include shares issuable upon exercise of (i) 900,000 stock options currently outstanding, (ii) warrants to purchase 435,000 shares of Common Stock, and (iii) 1,000,000 shares which are reserved for the Company’s 2014 Equity Incentive Plan, none of which shares are issuable within 60 days of the date set forth above.

(3)

Except as otherwise indicated, we believe that the beneficial owner of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(4)

Includes (i) 7,550,000 shares owned directly by Mr. Ajjarapu, (ii) 4,050,000 shares owned by Sandhya Ajjarapu, Mr. Ajjarapu’s wife, for whom Mr. Ajjarapu claims beneficial ownership, (iii) 1,275,000 shares owned by the Surendra Ajjarapu Revocable Trust of 2007, for whom Mr. Ajjarapu claims beneficial ownership as Trustee, and (iv) 1,275,000 shares owned by the Sandhya Ajjarapu Revocable Trust of 2007, for whom Mr. Ajjarapu claims beneficial ownership as Trustee.

(5)

Includes (i) 7,350,000 shares owned directly by Mr. Patel, (ii) 2,500,000 shares owned by Rina Patel, Mr. Patel’s wife for whom Mr. Patel claims beneficial ownership, and (iii) 2,400,000 shares owned by the Patel Trust, for whom Mr. Patel claims beneficial ownership as Trustee.

(6)

Does not include 100,000 shares of common stock issuable upon the exercise of stock options that are not exercisable within 60 days of the applicable date above.

(7)

Does not include 300,000 shares of common stock issuable upon the exercise of stock options that are not exercisable within 60 days of the applicable date above.

(8)

Does not include 100,000 shares of common stock issuable upon the exercise of stock options that are not exercisable within 60 days of the applicable date above.

(9)

Includes for each listed person 100,000 shares of Series A Preferred Stock, of a total of 895,000 issued and outstanding, which totals 11% of the total outstanding shares of Series A Preferred Stock, but less than 1% of our total outstanding Common Stock. The Series A Convertible Preferred Stock shall convert on a one-to-one basis to Common Stock upon the effectiveness of this Form 10 Registration Statement.

There are no current arrangements among any of the foregoing persons which would result in a change in control.

ITEM 5.

DIRECTORS AND OFFICERS

Set forth below is certain information regarding our directors and executive officers:

Name	Position	Age	Director/Officer Since
Suren Ajjarapu	Chairman , CEO and Secretary	43	January 2014
Prashant Patel	Director, COO, and President	40	January 2014
Donald G Fell	Director	66	January 2014
Howard Doss	CFO	60	January 2014
Charles Pope	Director	62	April 2014

Business Experience

The following is a brief description of the education and business experience of our current directors and executive officers.

Suren Ajjarapu, Chairman of the Board, Chief Executive Officer and Secretary.

Mr Ajjarapu has served as our Chairman of the Board, Chief Executive Officer and Secretary since our acquisition of Trxade Nevada on January 8, 2014 ,and as the Chairman of the Board, Chief Executive Officer and Secretary of Trxade Nevada since its inception]. Mr. Ajjarapu was a Founder, CEO and Chairman of Sansur Renewable Energy, Inc., a company involved in developing wind power sites in the Midwest, United States, from 2009 to 2012. Mr. Ajjarapu was a Founder, President and Director of Aemetis, Inc., a biofuels company (AMTX.OB) and a Founder, Chairman and Chief Executive Officer of International Biofuels, a subsidiary of Aemetis, Inc., from 2006 to 2009. Mr. Ajjarapu was Co-Founder, COO, and Director Global Information Technology, Inc., an IT outsourcing and systems design company, headquartered in Tampa, Florida with major operations in India from 1995 to 2006. Mr. Ajjarapu acts as a non-Executive Director for AIM-listed company Nandan Clean Tec Plc. (Ticker: NAND), a backward integrated Biofuels company]. Mr. Ajjarapu holds an MS in Environmental engineering from South Dakota State University, Brookings, South Dakota, and an MBA from the University of South Florida, specializing in International Finance and Management. Mr. Ajjarapu is also a graduate of the Venture Capital and Private Equity program at Harvard University. Our Board of Directors believes that Mr. Ajjarapu’s history with our company, from both an operational standpoint and that of a member of management, are vital to the Board’s collective knowledge of our day-to-day operations.

Prashant Patel, Director, COO and President of the Company.

Mr. Patel has served as our full time COO and President and as a director since our acquisition of Trxade Nevada on January 8, 2014, and as the COO and President and as a director of Trxade Nevada since its inception. . Mr. Patel is a registered pharmacist and pharmaceutical consultant with over ten years of experience in retail pharmacy and pharmaceutical logistics and the founder of several pharmacies in the Tampa Bay area, FL. Mr. Patel has been a President and Member of the Board of Trxade since August 2010. Since October 2008, Mr. Patel has been Managing Member of the APAA LLC, a pharmacy. Since April 2007, Mr. Patel has been a Vice President of Holiday Pharmacy, Inc., a pharmacy. Mr Patel graduated from Nottingham University School of Pharmacy and practiced in the UK before obtaining his masters in Transport, Trade and Finance from Cass Business School, City University, UK. Our Board of Directors believes that Mr. Patel’s history with our company, from both an operational standpoint and that of a member of management, are vital to the Board’s collective knowledge of our day-to-day operations.

Howard A. Doss, Chief Financial Officer

Mr. Doss has served as our part-time CFO since January 2014. Mr. Doss has served in a variety of capacities with accounting and investment firms. He joined the staff of Seidman & Seidman (BDO Seidman, Dallas) in 1977, and in 1980 he joined the investment firm Van Kampen Investments, opening the firm’s southeast office in Tampa in 1982. He remained with the firm until 1996 when he joined Franklin Templeton to develop corporate retirement plan distribution. After working for the Principal Financial Group office in Tampa, Mr. Doss was City Executive for U.S. Trust in Sarasota, responsible for high net worth individuals. He retired from that position in 2009. He served as CFO and Director for Sansur Renewable Energy an alternative energy development company, from 2010 to 2012. Mr. Doss has also served as President of STARadio Corp. since 2005. Mr. Doss is a member of the America Institute of CPA’s. He is a graduate of Illinois Wesleyan University. Our Board of Director’s believes that Mr. Doss’ experience is significant to the Board’s understanding today’s complex and ever changing accounting rules and regulations.

Donald G. Fell, Director

Mr. Fell has served as a Director of our company since January 2014, as well as a director of Trxade Nevada since December 2013. Since 1992, Mr. Fell has been a Director/Professor Foundation for Teaching Economics. From 1995 to 2012, Mr. Fell was Senior Fellow/Professor at the Executive MBA faculty at the University of South Florida. He was also a Visiting Professor at the University of Rochelle, FR in 2010. Mr. Fell holds degrees in Economics from Indiana State University, with additional graduate work in Economics at Northern Illinois University and Illinois State University. Mr. Fell since 2012 has been employed as Institute Director and Professor for the Davis, CA based Foundation for Teaching Economics, conducting Institutes related to 1) economic policy; and 2) environmental economics. Institute audiences consist of university/college professors, high school teachers and government leaders. These Institutes have been held throughout the U.S. Our Board of Director’s believes that Mr. Fell’s extensive experience in the field of economics and business will provide us with valuable insight as we seek to execute our business strategy.

Charles L. Pope, Director

Charles L. Pope has served as a Director since April 2014. Mr. Pope retired in June 2012 and continues to serve on the Board of Directors of Oragenics Inc. and Inuvo Inc. Mr. Pope brings to our Board over three decades of experience in the finance and accounting fields and serving as a director of public companies. Mr. Pope served as the Chief Financial Officer of Palm Bancorp, Inc. from June 2009 to June 2012. From September 2007 through June 2009, Mr. Pope served as the Chief Financial Officer of Aerosonic Inc., a manufacturer of aviation products. Mr. Pope served as the Chief Financial Officer of Reptron Inc., a manufacturer of electronic products, from March 2005 through June 2007. From March 2002 to March 2005, Mr. Pope served as Chief Financial Officer of SRI/Surgical Express, Inc. From February 2001 to March 2002 Mr. Pope served as Chief Financial Officer of Innovaro, Inc. (formerly UTEK Corporation NYSE MKT:INV) a public company. Mr. Pope served as a director of Innovaro, Inc. from March 2002 to August 2012. He is also a director of Inuvo, Inc. (NYSE MKT: INV), a public company, specialized in marketing browser – based consumer applications, managing networks of website publishers and operating specialty websites). Prior to this time, Mr. Pope served as a Partner in the Audit and Financial Advisory Consulting Divisions and was a Partner in the Accounting and SEC Directorate at PricewaterhouseCoopers LLP. Mr. Pope serves on the board of directors of Inuvo, Inc. in Clearwater, Florida which is a public company. Mr. Pope holds a B.S. degree in Economics and Accounting from Auburn University and is a Certified Public Accountant in Florida. Our Board of Directors believes that Mr. Pope’s experience in accounting and in the health care industry will make him a valuable resource to our Board.

Our directors are elected at each annual meeting of stockholders and serve until the next annual meeting of stockholders or until their successor has been duly elected and qualified, or until their earlier death, resignation or removal.

Family Relationships

There are no family relationships among any of our officers, directors, or greater-than-10% shareholders.

Committees of the Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administration functions. On or prior to the effectiveness of this Form 10 Registration Statement, our board of directors will have two committees: the audit committee and the compensation committee.

Audit Committee

The primary purpose of the audit committee will be to assist the board of directors’ oversight of:

•

the integrity of our financial statements; our systems of control over financial reporting and disclosure controls and procedures;

•

our compliance with legal and regulatory requirements;

•

our independent auditors’ qualifications and independence;

•

the performance of our independent auditors and our internal audit function; and

•

all related-person transactions for potential conflict of interest situations on an ongoing basis; and

•

the preparation of the report required to be prepared by the committee pursuant to SEC rules.

Following the effectiveness of our Form 10 Registration Statement, Mr. Fell and Mr. Pope are expected to serve on the audit committee. Mr. Pope is expected to serve as chairman of the audit committee. Mr. Fell and Mr. Pope each qualify as an ‘‘audit committee financial expert’’ as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K. Our board of directors has affirmatively determined that Mr. Fell and Mr. Pope meet the definition of ‘‘independent directors’’ for the purposes of serving on the audit committee under applicable SEC, and we intend to comply with these independence requirements within the time periods specified.

Compensation Committee

The primary purpose of our compensation committee will be to: recommend to our board of directors for consideration, the compensation and benefits of our executive officers and key employees; monitor and review our compensation and benefit plans; administer our stock and other incentive compensation plans and programs and prepare recommendations and periodic reports to the board of directors concerning such matters; prepare the compensation committee report required by SEC rules to be included in our annual report; prepare recommendations and periodic reports to the board of directors as appropriate; and handle such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Following the effectiveness of our Form 10 Registration Statement, Mr. Fell and Mr. Pope are expected to serve on the compensation committee, and Mr. Fell is expected to serve as the chairman.

Compensation Committee Interlocks and Insider Participation

Following the effectiveness of our Form 10 Registration Statement, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Code of Business Conduct and Ethics

On or prior to the effectiveness of our Form 10 Registration Statement, we will adopt a Code of Business Conduct and Ethics which will apply to all of our employees, officers and directors, including our Chief Executive Officer. Our Code of Business Conduct and Ethics will prohibit conflicts of interest, which are broadly defined to include any situation where a person’s private interest interferes in any way with the interests of the company. In addition, this code will prohibit direct or indirect personal loans to executive officers and directors to the extent required by law and stock exchange regulation. The code will not attempt to cover every issue that may arise, but instead will set out basic principles to guide all of our employees, officers, and directors. Any waivers of the code for any executive officer, principal accounting officer, or director may be made only by the board of directors or a board committee and will be publicly disclosed. The code will include a process and a toll-free telephone number for anonymous reports of potentially inappropriate conduct or potential violations of the code.

ITEM 6.

EXECUTIVE COMPENSATION

No compensation was paid to any of our executive officers during 2013 or 2012. For 2014, future salaries under outstanding employment agreement are detailed below.

Employment Agreements

All of our executives are at-will employees or consultants. The Company has entered in an at-will employment agreement with Mr. Ajjarapu, with annual salary of $100,000 and a $50,000 bonus. The Company has entered in an at-will employment agreement with Mr. Patel, with annual salary of $125,000 and a $50,000 bonus. The Company has an hourly rate arrangement with Mr. Doss. The Company has also entered into indemnification agreements with its officers and directors.

The annual bonus payable to each of Mr. Ajjarapu and Mr. Patel is based upon executive’s performance and the Company’s attainment of objectives established by the Board of Directors or  Compensation Committee of the Board. With respect to any subjective milestones, the determination of whether executive has attained the mutually agreed upon milestones for the bonus shall be reasonably determined by the Board or the Compensation Committee.

Compensation of Directors

The following sets forth information concerning the compensation paid to each of our non-employee directors during 2013.

Name	Fees Earned or paid in Cash	Stock Awards	Option Awards	All Other Compensation	Total
Donald Fell	$-	-	$$94,239 (1)	-	$$94,239

(1)

In December 2013 Mr. Fell was granted options to purchase 100,000 shares of Common Stock, vesting over four years and exercisable at $1.00 per share.

Non-employee directors are paid $500 for each board meeting they attend. In April 2014, the Company granted Mr. Pope options to purchase 100,000 shares of Common Stock, vesting over four years and exercisable at $1.00 per share. The Company has also entered into an indemnification agreement with Mr. Fell and Mr. Pope.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

All of our executives are at-will employees or consultants. Each of Messrs. Ajjarapu and Patel are parties to an at-will executive employment agreement. The Company has also entered into indemnification agreements with its officers and directors. In 2013, Mr. Ajjarapu contributed $373,118 in cash to the company. In addition, Mr. Ajjarapu and Mr. Patel waived their right to receive their salary in 2013.

In August 2013 the Company borrowed $17,000 from Annapurna Gundlapalli, the mother-in-law of Mr. Ajjarapu. The largest amount outstanding on this loan was $17,000, and the loan was repaid in full in January 2014. No interest was paid on this loan.

The Company’s founders Mr. Ajjarapu (through Sansur Associates, a company that he controls) and Mr. Patel have periodically loaned funds on a short_term interest free basis to cover the Company’s operating expenses. In 2013 the largest amounts owed on these loans were $15,000 and $21,289, respectfully. The outstanding balances of these loans at December 31, 2013 were $15,000 and $21,289, respectfully. No interest was paid on these loans.

In January 2014, Mr. Patel was repaid the $21,289 he loaned the Company in 2013. In March and June 2014, Mr. Patel loaned the Company an additional $11,000 and $1,250, respectively. The largest amount owed on these loans in 2014 was $21,289. As of June 30, 2014, $12,250 was outstanding on these loans. No interest was paid on any of these loans.

In January 2014 Mr. Ajjarapu (through Sansur Associates) was repaid $1,500 and was repaid $3,000 in June 2014 for loans he previously made. In March 2014 he loaned the company an additional $40,000. The largest amount owed on these loans in 2014 was $53,500. As of June 30, 2014, $50,500 was outstanding on these loans. No interest was paid on any of these loans.

The Company leases office space at 8913 Regents Park Dr. Suite # 680, Tampa, FL 33647 from Sansur

Associates, LLC, which is owned by our CEO, Suren Ajjarapu, for $1,242/month on a month to month basis.

Since January 1, 2013 there have been no other transactions, or currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last completed fiscal years and in which any related person had or will have a direct or indirect material interest.

Director Independence

We are not currently listed on any national securities exchange that has a requirement that the majority of our Board of Directors be independent. However, two of our four directors, Mr. Fell and Mr. Pope are independent directors.

Related Party Transaction Policy

On or prior to the effectiveness of this Registration Statement, we will adopt a written policy relating to the approval of related person transactions. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees, executive officers or their immediate family members, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. Our controller will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

•

the nature of the related person’s interest in the transaction;

•

the availability of other sources of comparable products or services;

•

the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•

the importance of the transaction to us.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee

Code of Business Conduct and Ethics

On or prior to the effectiveness of our Form 10 Registration Statement, our Board of Directors will adopt a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics will be available for review in print, without charge, to any stockholder who requests a copy by writing to us at Trxade Group, Inc., 17537 Darby Lane Lutz, Florida 33558, Attention: Investor Relations. Each of our directors, employees and officers will be required to comply with the Code of Business Conduct and Ethics.

ITEM 8.

LEGAL PROCEEDINGS

We are not currently a party to any proceedings. In the ordinary course of business, we may become a party to lawsuits involving various matters. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

PART II

ITEM 9.

MARKET PRICE OF, AND DIVIDENDS ON, THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Holders

As of July 17, 2014, there were approximately 400 holders of record of our common stock and sixteen (16) holders of our Series A Preferred Stock.

Market Information

Our common stock is quoted on the OTC Pink tier of the marketplace maintained by OTC Markets Group, Inc. under the symbol “XCEL.” Our stock has traded there since 2010, and traded prior to that on the Over-the-Counter Bulletin Board after filing a Form SB-2 Registration Statement in 2007. Our common stock trades on a limited or sporadic basis and should not be deemed to constitute an established public trading market. There is no assurance that there will be liquidity in the common stock.

The following table sets forth the high and low bid price for each quarter within the fiscal years ended December 31, 2013, 2012, and the first quarter ended March 31, 2014, as provided by OTC Markets Group, Inc. The information reflects prices between dealers, and does not include retail markup, markdown, or commission, and may not represent actual transactions.

Fiscal Year	Period	Bid Prices High	Bid Prices Low
2012	First Quarter	$1.80	$0.80
	Second Quarter	$1.80	$0.30
	Third Quarter	$0.80	$0.50
	Fourth Quarter	$1.00	$0.50
2013	First Quarter	$0.80	$0.40
	Second Quarter	$1.90	$0.40
	Third Quarter	$39.60	$0.70
	Fourth Quarter	$2.20	$0.60
2014	First Quarter	$15.00	$1.50
	Second Quarter	$3.00	$0.15

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

ITEM 10.

RECENT SALES OF UNREGISTERED SECURITIES

We have issued and sold securities of the Company as disclosed below during the last three years through the date of this filing on July 17, 2014.

On December 16, 2013, we entered into a merger and reorganization agreement (the “Merger Agreement”) with Trxade Group, Inc., a Nevada corporation (“Trxade Nevada”), providing for the merger (the “Merger”) of Trxade Nevada with and into our corporation, with our corporation as the surviving corporation. The Merger closed on January 8, 2014. As consideration for the Merger, we issued an aggregate of 29,470,000 shares of our common stock to 28 former Trxade Nevada stockholders. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and each of the investors was accredited and had access to information necessary to make an investment decision, and there was no solicitation. The shares were all restricted securities as described in Rule 144 pursuant to the Securities Act of 1933, and such securities may not be reoffered or sold in the United States by the holders in the absence of an effective registration statement, or valid exemption from the registration requirements, under the Securities Act.

On February 13, 2014, we issued 600,000 shares of our common stock (on a post- Reverse Split basis) to 33 stockholders in connection with the conversion of our outstanding promissory notes totaling $19,333. These promissory notes had been outstanding since 2008 and 2009, respectively. This issuance was exempt from registration pursuant to Securities Act Rule 3(a)(9) to existing security holders, and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. The shares were all restricted securities and subject to resale restrictions under Rule 144 pursuant to the Securities Act of 1933.

From March 2014 to May 2014 we sold 225,000 shares of Series A Preferred Stock to investors in connection with the private placement of our Series A Preferred Stock at $1.00 per share. These shares were issued under Rule 506 of Regulation D of the Securities Act, are restricted shares, and each of the investors was accredited and had access to information necessary to make an investment decision, and there was no solicitation. The shares were all restricted securities as described in Rule 144 pursuant to the Securities Act of 1933, and such securities may not be reoffered or sold in the United States by the holders in the absence of an effective registration statement, or valid exemption from the registration requirements, under the Securities Act. The proceeds from these sales were used for general working capital purposes.

ITEM 11.

DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

We are registering our common stock under this Form 10 pursuant to Section 12(g) of the Exchange Act. We are currently authorized to issue 500,000,000 shares of common stock and 100,000,000 shares of "blank check" Preferred Stock, which includes 10,000,000 shares of Series A Convertible Preferred Stock. Our Amended and Restated Certificate of Incorporation permits our Board of Directors to fix the rights, preferences, and privileges of, and issue, remaining unissued shares of preferred stock with voting, conversion, dividend and other rights and preferences that could adversely affect the voting power or other rights of our shareholders. The issuance of preferred stock or rights to purchase preferred stock could have the effect of delaying or preventing a change in control of the Company. In addition, the possible issuance of additional preferred stock could discourage a proxy contest, make more difficult acquisition of a substantial block of Company's common stock or limit the price that investors might be willing to pay for shares of our common stock.

As of December 31, 2013, there were 28,824,160 shares of our Common Stock issued and outstanding and 670,000 shares of our Series A Preferred Stock issued and outstanding. As of the date of this filing on July 17, 2014, there were 29,424,160 shares of our Common Stock issued and outstanding and 895,000 shares of our Series A Preferred Stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non- assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law, or the DGCL, and by our amended and restated certificate of incorporation, to issue up to 100,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors has the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences, and limitations of the Series A Convertible Preferred Stock are summarized as follows:

Liquidation Preference. In the event of a liquidation, dissolution or winding-up, the proceeds shall be distributed to the stockholders as follows: First pay 1x the original purchase price plus declared but unpaid dividends on each share of Series A Preferred Stock. Any remaining proceeds shall be paid to the holders of Common Stock.

Dividends. Annual $0.05 per share (5%) dividend on the Series A Preferred Stock, payable when and if declared by Board, and prior and in preference to any declaration or payment of other dividends; dividends are not cumulative. For any other dividends or similar distributions, Preferred Stock participates with Common Stock on an as-converted basis.

Voting Rights. The Series A Preferred Stock will vote together with the Common Stock and not as a separate class except as specifically provided or as otherwise required by law. Each share of Series A Preferred shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Preferred.

Optional Conversion. The holders of the Series A Preferred Stock shall have the right to convert the Series A Preferred Stock, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1 at the Original Purchase Price (“Conversion Price”), subject to adjustment as provided in the Amended and Restated Certificate of Incorporation.

Mandatory Conversion. The Series A Preferred Stock shall be automatically converted into Common Stock, at the then applicable Conversion Price, if the Company becomes publicly traded under the Securities Exchange Act, or if the Company consummates a merger with a company publicly traded under the Securities Exchange Act.

Preemption. The holders of Series A Preferred Stock have no preemptive rights and they are not subject to further calls or assessments by us.

Redemption. There are no redemption or sinking fund provisions applicable to the Series A Preferred Stock. The outstanding shares of Series A Preferred Stock are fully paid and nonassessable.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-laws

Provisions of the DGCL and our amended and restated certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Size of Board and Vacancies. Our amended and restated by-laws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that is possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and by-laws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and by-laws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors' and officers' insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

ITEM 12.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, this provision does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the company with respect to indemnification payments that it may make to such directors and officers.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 13.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are set forth at Index of Financial Statements beginning on page F-1 and are incorporated herein by reference. We are not required to provide the supplementary data required by this item as we are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act.

ITEM 14.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 15.

FINANCIAL STATEMENTS AND EXHIBITS

(a)

Financial Statements

See the index to consolidated financial statements set forth on page F-1.

(b)

Exhibits

The exhibit index included at the end of this report is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRXADE GROUP, INC.

Date: September 5, 2014	By: /s/ Suren Ajjarapu
Chief Executive Officer

INDEX TO EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
3.1	Amended and Restated Bylaws of Trxade Group, Inc. (previously filed)
3.2	Amended and Restated Articles of Incorporation of Trxade Group, Inc. (previously filed)
10.1	Merger Agreement (previously filed)
10.2	Series A Preferred Stock Purchase Agreement (previously filed)
10.3	2014 Equity Incentive Plan (previously filed)
10.4	Indemnification Agreements (previously filed)
10.5	Employment Agreement - Suren Ajjarapu (previously filed)
10.6	Employment Agreement - Prashant Patel (previously filed)
10.7	Related Parties - Promissory Note Patel (previously filed)
10.8	Related Parties - Promissory Note Sansur (previously filed)
10.9	RxTPL Agreement

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Trxade Group, Inc.

Lutz, Florida

We have audited the accompanying consolidated balance sheets of Trxade Group, Inc. and its subsidiaries (collectively the “Company” as of December 31, 2013 and 2012 and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

www.malone−bailey.com

Houston, Texas

April 15, 2014

TRXADE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

	2013	2012
Assets
Current Assets
Cash	$84,317	$3,378
Accounts Receivable	105,863	113,698
Inventory	43,373	-
Prepaid Assets	1,712	-
Subscription Receivable - Preferred	160,000	-
Total Current Assets	395,265	117,076

Property and Equipment (net)	8,602	1,600

Total Assets	$403,867	118,676

Liabilities and Shareholder’s Equity
Current Liabilities
Accounts Payable	$162,314	$101,193
Accrued Liabilities	37,966	-
Short Term Debt – Related Parties	72,722	-
Total Current Liabilities	273,002	101,193

Shareholder’s Equity
Series A Preferred Stock, $.00001 par value, 10,000,000
Authorized; 670,000 and 0 issued and outstanding,
as of December 31, 2013 and 2012, respectfully	7	-
Common Stock, $0.00001 par value, 500,000,000
authorized; 28,824,160 and 0 issued and outstanding
as of December 31, 2013 and 2012 respectfully	288	-
Additional Paid-in Capital	2,650,315	445,943
Retained Earnings (Deficit)	(2,519,745)	(428,460)
Total Shareholder’s Equity	130,865	17,483

Total Liabilities and Shareholder’s Equity	403,867	118,676

The accompanying notes are an integral part of the financial statements.

TRXADE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues	$955,881	$806,047

Cost of Sales	944,070	689,808
	11,811	116,239
Operating Expenses
General and Administrative	2,095,815	266,952

Operating Income (loss)	(2,084,004)	(150,713)

Interest Expense	(7,281)	-

Net Loss	$(2,091,285)	$(150,713)

Basic loss per Common Share	$($0.15)

Diluted loss per common Share	$($0.15)

Basic weighted average number of
Common Shares outstanding	14,101,644

Diluted weighted average number of
Common Shares outstanding	14,101,644

The accompanying notes are an integral part of the financial statements.

TRXADE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Deficit)

DECEMBER 31, 2013 AND 2012

							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Shareholder’s
Balance at	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)

December 31, 2011	-	$-	-	$-	$275,408	$(277,747)	$(2,339)
Capital Contributions	-	-	-	-	170,535	-	170,535
Net Loss	-	-	-	-	-	(150,713)	(150,713)
December 31, 2012	-	-	-	-	445,943	(428,460)	17,483
Issuance of Founders Shares	-	-	28,300,000	283	(283)	-	-
Common Stock issued for services	-	-	500,000	5	499,995	-	500,000
Preferred Stock issued for cash	670,000	7	-	-	669,993	-	670,000
Reverse Merger Adjustment	-	-	24,160	-	(25,564)	-	(25,564)
Options Expenses	-	-	-	-	96,465	-	96,465
Warrants Expenses	-	-	-	-	365,648	-	365,648
Capital Contributions	-	-	-	-	373,118	-	373,118
Contributed Officers Salary	-	-	-	-	225,000	-	225,000
Net Loss	-	-	-	-	-	(2,091,285)	(2,091,285)
December 31, 2013	670,000	$7	28,824,160	$288	$2,650,315	$(2,519,745)	$130,865

The accompanying notes are an integral part of the financial statements.

TRXADE GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

DECEMBER 31, 2013 AND 2012

	2013	2012
Operating Activities:
Net Earnings (Loss)	$(2,091,285)	$(150,713)
Adjustments to reconcile to net cash provided by
Operating activities:
Depreciation	3,987	2,625
Bad debt expense	1,200	-
Contributed Officers Salary	225,000	-
Shares Issued for services	500,000	-
Warrants and Options expense	462,113	-
Changes in operating assets and liabilities:
Accounts Receivable	6,635	(113,698)
Prepaid Assets	(1,712)	-
Inventory	(43,373)	-
Accounts Payable	54,890	85,867
Accrued Liabilities	37,966	-
Net Cash used in operating activities	(844,579)	(163,118)

Investing Activities:
Property Acquisition	10,989	-
Net Cash used in investing activities	10,989	-

Financing Activities:
Repayments of Short Term Debt – Related Parties	-	(9,000)
Proceeds from Short Term Debt – Related Parties	53,389	-
Repayments of Short Term Debt	(50,000)	-
Proceeds from Short Term Debt	50,000	-
Capital Contributions	373,118	170,535
Proceeds from issuance of Preferred Stock	510,000	-
Net Cash provided by financing activities	936,507	161,535

Net increase or (Decrease) in Cash	80,939	(1,583)
Cash at Beginning of the Year	3,378	4,961
Cash at End of the Year	$84,317	$3,378

Supplemental Cash Flow Information
Cash Paid for Interest	$7,281	$-
Cash Paid for Income Taxes	$-	$-

Non-Cash Transactions
Shares Issued to Founders	283	-
Reverse Merger Adjustment	25,564	-

The accompanying notes are an integral part of the financial statements.

Trxade Group, Inc.

NOTES TO FINANCIAL STATEMENTS

For the years ending December 31, 2013 and 2012

NOTE 1 – ORGANIZATION

Trxade Group, Inc. (“Company”) owns 100% of Trxade, Inc., Westminster Pharmaceutical LLC and Pinnacle Tek, Inc. The merger of Trxade, Inc. and Trxade Group, Inc. occurred in July 2013. Pinnacle Tek was merged with Trxade Group, Inc. in July 2013. Westminster Pharmaceutical LLC was formed in January 2013.

Trxade, Inc. is a web based market platform that enables trade among healthcare buyers and sellers of pharmaceuticals, accessories and services.

Westminster Pharmaceutical LLC, provides US state licensed pharmacies and other buying groups with FDA approved pharmaceuticals as well as access to current benchmark pricing of pharmaceuticals.

Pinnacle Tek, Inc. is a technology consultant provider that supports the programming needs of parent company and also provides other information technology consulting services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and include all the notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for fair presentation of the financial statements have been included.

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such financial statements and accompanying notes are the representations of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates – In preparing these financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification – Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents – Cash in bank accounts are at risk to the extent that they exceed U.S. Federal Deposit Insurance Corporation insured amounts. All investments purchased with a maturity of three months or less are cash equivalents.

Accounts Receivable – The Company’s receivables are from customers and are collected within 90 days. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. Amounts written off for the years presented are insignificant for disclosure.

Inventory - Inventories are stated at the lower of cost or market. Cost, which includes material, labor and overhead, is determined on a first-in, first-out basis. On a quarterly basis, we analyze our inventory levels and reserve for inventory that is expected to expire prior to being sold, inventory that has a cost basis in excess of its expected net realizable value, inventory in excess of expected sales requirements, or inventory that fails to meet commercial sale specifications. Expired inventory is disposed of and the related costs are written off to the reserve for inventory obsolescence.

Beneficial Conversion Features – The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the date the note is due using the effective interest method. If the note payable is retired prior to the end of its contractual term, the unamortized discount is expensed in the period of retirement to interest expense. In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative value of detachable instruments included in the financing transaction, if any, to the fair value of the common shares at the commitment date to be received upon conversion.

Derivative financial instruments – The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Black-Scholes option pricing model, assuming maximum value, in accordance with ASC 815-15 “ Derivative and Hedging” to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Fair Value Of Financial Instruments – The Company measures its financial assets and liabilities in accordance with the requirements of FASB ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date and includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Revenue Recognition –

In general the Company accounts for revenue recognition in accordance with ASC 605, “Revenue Recognition”.

Trxade, Inc. generates net fee income as a percentage of the total transactions between the buyer (independent pharmacies) and the seller (wholesaler) of pharmaceutical drugs on the Trxade web-based platform. Revenue is recognized when (1) the price is fixed and determined as the buyer orders the drugs from the wholesaler. (2) The wholesaler has signed a contract with Trxade, Inc. which recognizes that an arrangement exists. (3) The wholesaler delivers the drugs purchased to the buyer, products are delivered. (4) The collectability is reasonably assured by the wholesaler through prior credit checks and payment experience.

Pinnacle Tek, Inc. generates gross revenues from IT Consulting and Job Placement. Revenue is recognized (1) with the execution of a contract for the price and scope of services. (2) The contract also provides persuasive evidence of an existing arrangement. (3) The IT Consulting services are performed and invoiced monthly and the job placement is invoiced at the hiring of the applicant, delivery of services. (4) The collectability of the resulting receivable is determined by credit checks prior to the performance of services and payment experience with the client.

Westminster Pharmaceutical LLC generates gross revenues from the sale of pharmaceutical drugs to independent pharmacies or wholesalers. The revenue recognized when (1) the price is fixed and determinable at the time of the transaction with an invoice. (2) The invoice is also persuasive evidence that an arrangement exists. (3) The products are delivered to the buyer. (4) The collectability of the resulting receivable is reasonably assured by credit check prior to the transaction and experience with the customer.

Stock-Based Compensation – The Company accounts for stock-based compensation in accordance with the provision of ASC 505, “Equity Based Payments to Non-Employees” (“ASC 505”), Share Based Payments to Non-Employees, and ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying instruments vest.

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period.

Income Taxes – The Company accounts for income taxes utilizing ASC 740, “Income Taxes” (SFAS No. 109). ASC 740 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carry forwards, and of deferred tax liabilities for taxable temporary differences. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax law. The effects of future changes in tax rates are not included in the measurement. The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company’s financial statements or tax returns. The Company currently has substantial net operating loss carry forwards. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Income (loss) Per Share – Basic net loss per common share is computed by dividing net loss available to commons stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed similar to basic net loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilute. At December 31, 2013 and December 31, 2012 diluted net loss per share is equivalent to basic net loss per share as the inclusion of any shares committed to be issued would be anti-dilutive. The Company has analyzed the Series A Convertible Preferred Shares under FASB ASC 260-10-45-59A through 45-70 and determined that basic and diluted loss per common share should be computed using the Two-Class Method for participating securities.

The following table sets forth the computation of basic and diluted Loss per Share:

	December 31, 2013		December 31, 2012
Numerator:

Net Loss		$(2,043,779)	$	N/A

Numerator for basic EPS – income (loss)
Available to common shareholders		(2,043,779)		N/A

Numerator for diluted EPS – income (loss)
Income available to common shareholders		(2,043,779)		N/A

Denominator:

Denominator for basic EPS –
Weighted average shares		14,101,644		N/A

Denominator for diluted EPS – adjusted
Weighted-average shares and assumed
Conversions		14,101,644		N/A

Basic loss per common share		(.15)
	$
Diluted loss per common share		$(.15)

Concentration Of Credit Risks – Financial instruments that potentially subject the company to credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions. Deposits are insured to Federal Deposit Insurance Corp. limits. At December 31, 2013 and 2012, there was no uninsured cash. Other financial instruments include accounts payable and amounts due on notes payable, the carrying value of these instruments represent their fair value.

Recent Accounting Pronouncements – The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial position or results of operations.

NOTE 3 – SHORT-TERM DEBT

The company had $9,000 of Shareholder loans at December 31, 2011. This is a demand loan with no interest due. The balance was paid in 2012.

In July 2013 the company entered into a loan of $50,000 with Bhargava Wealth Management. The loan matured December 31, 2013. It carried an 18% annual interest rate and was used to purchase generic drug inventory in Westminster. The loan was repaid in December 2013.

In August 2013 the company entered into a loan of $17,000 with Annapurna Gundlapalli a related party. The loan matured at December 31, 2013 and carried 0% interest rate. The loan remains outstanding as December 31, 2013.

In July 2013 the company entered into a loan of $21,389 with a shareholder. The loan matures at January 31, 2014 and carried 0% interest rate. The loan remains outstanding as December 31, 2013.

In July 2013 the company entered into a loan of $15,000 with Sansur Associates a related party. The loan matures at June 30, 2014 and carried 0% interest rate. The loan remains outstanding as December 31, 2013.

During the year ended December 31, 2013 the Company assumed a loan from Xcellink International, Inc. totaled $19,333. The loan is to a related party and carries an interest rate of 0%. See note 4.

NOTE 4 – REVERSE MERGER

In November 2013, the company acquired 80,000,000 shares of Xcellink International, Inc. for $135,000 in a private transaction. Total outstanding shares in Xcellink International, Inc. were 104,160,000. On December 16, 2013, Trxade Group, Inc. (“Trxade Private”), a Nevada privately-held corporation, and Issuer (formerly known as Xcellink International, Inc.) entered into a definitive agreement (“Merger Agreement”) whereby each share of Trxade Group, Inc. common shares and preferred shares are exchanged for Xcellink International, Inc. common shares and preferred shares on a one to one basis. In aggregate, a total of 28,800,000 and 670,000 Xcellink International, Inc. common shares and preferred shares, respectfully were issue to Trxade Group, Inc. existing shareholders. Then 80,000,000 shares of Xcellink International, Inc. was also cancelled on the same day. The Merger was consummated on January 8, 2014. Under the terms of the Merger Agreement, the Issuer amended its articles of incorporation and changed its name to “Trxade Group, Inc.”.

The company effectuated a reverse stock split at the ratio of one thousand-for-one (1000:1) shares effective upon the closing of the Merger (the “Reverse Split”).

For accounting purposes, this transaction is being accounted for as a reverse merger and has been treated as a recapitalization of Xcellink International, Inc. with Trxade Group, Inc. are considered the accounting acquirer, and the financial statements of the accounting acquirer became the financial statements of the registrant. The Company did not recognize goodwill or any intangible assets in connection with the transaction. The 28,800,000 common shares and 670,000 preferred shares issued to the shareholders of Trxade Group, Inc. in conjunction with the share exchange transaction have been presented as outstanding for all periods. The historical consolidated financial statements include the operations of the accounting acquirer for all periods presented and net assets of ($25,564) was recorded as reverse merger adjustment of which $6,231 and $19,333 was recorded as accounts payable and short term debt related parties, respectfully.

In 2012 Pinnacle Tek is a C corporation. Trxade, Inc. is an S Corporation with a single shareholder. Capital contributions were made into Trxade, Inc. in 2012 and 2013, $170,535 and $373,118, respectfully. The amounts were recorded as additional-paid-in- capital.

In January of 2013 Westminster Pharmaceuticals was formed to offer generic drugs to independent pharmacies.

In July 2013 the merger of Trxade Inc. and Trxade Group, Inc. was completed. 28,300,000 shares were issued to the founding members of Trxade Group, Inc.

In July 2013 the merger of Trxade Group, Inc. and Pinnacle Tek, Inc. was completed.

NOTE 5 – STOCKHOLDERS’S EQUITY

Capital contributions were made into Trxade, Inc. in 2012 and 2013, $170,535 and $373,118, respectfully. The amounts were recorded as additional-paid-in-capital.

During the year ended December 31, 2013, the Company officers did not charge a salary and therefore the Company recognized $225,000 for contributed salary expense.

In July 2013 the merger of Trxade Inc. and Trxade Group, Inc. was completed. 28,300,000 shares were issued to the founding members of Trxade Group, Inc.

In July 2013 the merger of Trxade Group, Inc. and Pinnacle Tek, Inc. was completed.

The Company has both Common Stock and Preferred Stock authorized. We have two types of Preferred Stock: Series A Convertible Preferred Stock and Undesignated Preferred stock.

In October 2013 670,000 Series A Convertible Preferred Shares along with 60,000 warrants (see note 6) were issued at $1.00 per share. They are entitled to an annual dividend of $0.05 per share when as and if declared by the Board of Directors, dividends are not cumulative. The holders have the right to convert at any time at a ratio of 1:1 at the original Purchase Price. There are no redemption or sinking fund provisions applicable to the Series “A” Preferred Stock. As of December 31, 2013, $510,000 was received and remaining balance of $160,000 was recorded as subscription receivable. The subscription receivable was collected during the first quarter of 2014.

The Company analyzed the embedded conversion option for derivative accounting consideration under ASC 815-15 “Derivatives and Hedging” and determined that the conversion option should be classified as equity. The Company also analyzed the conversion option for beneficial conversion features consideration under ASC 470-20 “Convertible Securities with “Beneficial Conversion Features” and noted none.

In November and December 2013, 500,000 common shares were issued to various entities that provided services to the company. The shares were valued at the market price on the respective date of issuance and the fair value of the shares was determined to be $500,000.

NOTE 6 - WARRANTS

From October through December 2013, 435,000 warrants were issued of which 60,000 were issued along with preferred stock (see Note 5) and 375,000 warrants were issued for services to purchase common shares of stock at a price of $1.00. The warrants have a term of 5 years.

The Company used the Black Scholes Option Pricing Model in calculating the fair value of any warrants that are issued for services and the fair value of the warrants was determined to be $365,648.

The following table summarizes the assumptions used to estimate the fair value of warrants granted during the years ended December 31, 2013:

2013

Expected dividend yield	0%
Weighted-average expected volatility	200%
Weighted-average risk-free interest rate	1.37% - 1.75%
Expected life of warrants	5 years

The Company’s outstanding and exercisable warrants as of December 31, 2013 are presented below:

	Number	Weighted Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life in Years	Value
Warrants outstanding as of December 31, 2012	-	$-	-	$-

Warrants granted	435,000	1	5.0	-

Warrants Forfeited	-	-	-	-

Warrants Outstanding as of December 31, 2013	435,000	$1	4.86	$-

NOTE 7 - OPTIONS

The company maintains a stock option plan under which certain employees are warded option grants based on a combination of performance and tenure. All options may be exercised for a period up to four ½ years following the grant date, after which they expire. Options are vested in 4 years from the grant date. The Board has authorized the use of 1,000,000 shares for option grants.

Stock Options were granted during 2013 to employees totaling, 450,000. These options vest in 4 years and are granted with an exercise price of $1.00 and the expiration date six months after the last vesting period. The last ones expire October, 2018.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant. The assumptions employed in the calculation of the fair value of share-based compensation expense were calculated as follows for all years presented:

Under the Black-Scholes option price model, fair value of the option granted is estimated at $421, 988 at December 31, 2013.

The following table summarizes the assumptions used to estimate the fair value of stock options granted during the Years Ended December 31, 2013:

2013

Expected dividend yield	0%
Weighted-average expected volatility	200%
Weighted-average risk-free interest rate	0.48% - 1.75%
Expected life of options	4 years

Total compensation cost related to stock options was $96,465 for the year ended December 31, 2013. As of December 31, 2013, there was $325,523 of unrecognized compensation costs related to stock options, which is expected to be recognized over a weighted average period of 4.0 years. The following table represents stock option activity as of and for the two year ended December 31, 2013:

Weighted
		Option	Average
	Number of	Price Per	Exercise
	Options	Share	Price

Outstanding at December 31, 2012	-	-	-

Forfeited	-	-	-
Granted	450,000	$1.00	0.24
Exercised	-	-	-

Outstanding at December 31, 2013	450,000	1.00	0.24

NOTE 8 – INCOME TAXES

At December 31, 2013 and 2012 deferred tax assets consist of the following:

	December 31, 2013	December 31, 2012
Federal loss carry forwards	$383,918	$-
Less: valuation allowance	(383,918)	(-)
	$-	$-

The Company has established a valuation allowance equal to the full amount of the deferred tax asset primarily due to uncertainty in the utilization of the net operating loss carry forwards.

As of December 31, 2013, the effective tax rate is lower than the statutory rate due to net operating losses.

The estimated net operating loss carry forwards of approximately $1,129,000 begin to expire in 2033 for both federal and state purposes.

NOTE 9 – SUBSEQUENT EVENTS

In April 2014, 125,000 Series A Convertible Preferred Shares were issued at $1.00 per share. They are entitled to an annual dividend of $.05 per share when as and if declared by the Board of Directors, dividends are not cumulative. The holders have the right to convert at any time at a ratio of 1:1 at the original Purchase Price.

Stock Options were granted in January 2014 to employees totaling 450,000. These options vest in 4 years and are granted with an exercise price of $1.00 and the expiration date is six months after the last vesting period.

TRXADE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2014 AND DECEMBER 31, 2013

(Unaudited)

	2014	2013
Current Assets
Cash	$110,320	$84,317
Accounts Receivable	133,504	105,863
Inventory	30,645	43,373
Prepaid Assets	55,282	1,712
Subscription Receivable - Preferred	-	160,000
Total Current Assets	329,751	395,265

Property and Equipment (net)	7,402	8,602

Total Assets	$337,153	403,867

Liabilities and Shareholder’s Equity
Current Liabilities
Accounts Payable	$219,244	$162,314
Accrued Liabilities	50,042	37,966
Short Term Debt – Related Parties	64,500	72,722
Total Current Liabilities	333,786	273,002

Shareholder’s Equity
Preferred Stock, $.00001 par value;
100,000,000 authorized; 770,000 and 670,000
issued and outstanding, as of March 31, 2014
and December 31, 2013, respectively	8	7
Common Stock, $0.00001 par value;
500,000,000 authorized; 29,424,160 and 28,824,160
issued and outstanding, as of March 31, 2014
and December 31, 2013, respectively	294	288
Additional Paid-in Capital	3,444,805	2,650,315
Retained Earnings (Deficit)	(3,441,740)	(2,519,745)
Total Shareholder’s Equity	3,367	130,865

Total Liabilities and Shareholder’s Equity	$337,153	$403,867

The accompanying notes are an integral part of the unaudited financial statements.

TRXADE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Unaudited)

	2014	2013
Revenues	$244,196	$176,195

Cost of Sales	146,790	200,386
Gross Profit (Loss)	97,406	(24,191)
Operating Expenses
General and Administrative	441,923	160,039

Operating Income (loss)	(344,517)	(184,230)

Loss on Debt Conversion	576,417	-
Interest Expense	1,061	358

Net Income (loss)	$(921,995)	$(184,588)

Basic loss per Common Share	$(0.03)

Diluted loss per common Share	$(0.03)

Basic weighted average number of
Common Shares outstanding	29,130,827

Diluted weighted average number of
Common Shares outstanding	29,130,827

The accompanying notes are an integral part of the unaudited financial statements.

TRXADE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Unaudited)

	2014	2013
	Restated
Operating Activities:
Net Loss	$(921,995)	$(184,588)
Adjustments to reconcile net loss to net cash provided by
Operating activities:
Depreciation	1,200	1,000
Loss from Related Party Debt Conversion	576,417	-
Options expense	94,497	-
Contributed Officers Salary	-	37,500
Changes in operating assets and liabilities:
Accounts Receivable	(27,641)	59,834
Prepaid Assets	(53,570)	-
Inventory	12,728	-
Accounts Payable	56,930	(19,425)
Accrued Liabilities	12,076	-
Net Cash used in operating activities	(249,358)	(105,679)

Investing Activities:
Property Acquisition	-	(1,926)
Net Cash used in investing activities	-	(1,926)

Financing Activities:
Repayments of Short Term Debt – Related Parties	(39,889)	-
Proceeds from Short Term Debt – Related Parties	51,000	-
Capital Contributions	-	113,099
Proceeds from issuance of Common Stock	4,250	-
Proceeds from issuance of Preferred Stock	260,000	-
Net Cash provided by financing activities	275,361	113,099

Net increase or (Decrease) in Cash	26,003	5,494
Cash at Beginning of the Year	84,317	3,378
Cash at End of March 31, 2014 and 2013	$110,320	$8,872

Supplemental Cash Flow Information
Cash Paid for Interest	$-	$-
Cash Paid for Income Taxes	$-	$-

Non –Cash Transactions
Shares issued for Related Party Debt	$19,333	$-

The accompanying notes are an integral part of the unaudited financial statements.

Trxade Group, Inc.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the three months ended March 31, 2014 and 2013

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Trxade Group, Inc. (“Company”) owns 100% of Trxade, Inc., Westminster Pharmaceutical LLC and Pinnacle Tek, Inc. The merger of Trxade, Inc. and Trxade Group, Inc. occurred in July 2013. Pinnacle Tek was merged with Trxade Group, Inc. in July 2013. Westminster Pharmaceutical LLC was formed in January 2013.

Trxade, Inc. is a web based market platform that enables trade among healthcare buyers and sellers of pharmaceuticals, accessories and services.

Westminster Pharmaceutical LLC, provides US state licensed pharmacies and other buying groups with FDA approved pharmaceuticals as well as access to current benchmark pricing of pharmaceuticals.

Pinnacle Tek, Inc. is a technology consultant provider that supports the programming needs of parent company and also provides other information technology consulting services.

Income (loss) Per Share – Basic net loss per common share is computed by dividing net loss available to commons stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed similar to basic net loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilute. At March 31, 2014 and March 31, 2013 diluted net loss per share is equivalent to basic net loss per share as the inclusion of any shares committed to be issued would be anti-dilutive. The Company has also analyzed the Series A Convertible Preferred Shares under FASB ASC 260-10-45-59A through 45-70 and determined that basic and diluted loss per common share should be computed using the Two-Class Method for participating securities.

The following table sets forth the computation of basic and diluted Loss per Share:

	March 31, 2014	March 31, 2013
Numerator:

Net Loss	$(898,483)	N/A

Numerator for basic EPS – income (loss)
Available to common shareholders	(898,483)	N/A

Numerator for diluted EPS – income (loss)
Income available to common shareholders	(898,483)	N/A

Denominator:

Denominator for basic EPS –
Weighted average shares	29,130,827	N/A

Denominator for diluted EPS – adjusted
Weighted-average shares and assumed
Conversions	29,130,827	N/A

Basic loss per common share	$(.03)

Diluted loss per common share	$(.03)

The accompanying unaudited interim financial statements of Trxade Group, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s Annual Report filed with the OTC Bulletin Board.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2013 as reported in the Company’s Annual Report have been omitted.

NOTE 2 – SHORT-TERM DEBT

In the first quarter of 2014 the company entered into an $11,000 note with Prashant Patel and a $40,000 note with Sansur Associates, both are related parties. The loans mature at December 31, 2014 and carry 0% interest rate.

In the first quarter of 2014, $39,889 of related parties’ loan was paid back to the Company officers and board members.

In February 2014, the Xcellink loan of $19,333 was converted to 600,000 shares of common stock along with $4,250 of proceeds. The shares were valued at the market price on the respective date of the transaction and the fair value of the shares was determined to be $600,000 and $576,417 was recorded as loss on conversion of debt during the three months ended March 31, 2014.

NOTE 3 – STOCKHOLDER’S EQUITY

In March 2014, 100,000 Series A Convertible Preferred Shares were issued at $1.00 per share. They are entitled to an annual dividend of $0.05 per share when as and if declared by the Board of Directors, dividends are not cumulative. The holders have the right to convert at any time at a ratio of 1:1 at the original Purchase Price.

The Company analyzed the embedded conversion option for derivative accounting consideration under ASC

815-15 “Derivatives and Hedging” and determined that the conversion option should be classified as equity. The Company also analyzed the conversion option for beneficial conversion features consideration under ASC 470-20 “Convertible Securities with “Beneficial Conversion Features” and noted none.

NOTE 4 - WARRANTS

For the three month period ended March 31, 2014, no warrants were issued.

The Company’s outstanding and exercisable warrants as of March 31, 2014 are presented below:

	Number	Weighted Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life in Years	Value
Warrants outstanding as of December 31, 2012	-	$-	-	$-

Warrants granted	435,000	1	5.0	-

Warrants Forfeited	-	-	-	-

Warrants Outstanding as of December 31, 2013	435,000	$1	4.86	$-

Warrants Outstanding as of March 31, 2014	435,000	$1	4.62	-

NOTE 5 - OPTIONS

The company maintains a stock option plan under which certain employees are awarded option grants based on a combination of performance and tenure. All options may be exercised for a period up to four ½ years following the grant date, after which they expire. Options are vested in 4 years from the grant date. The Board has authorized the use of 1,000,000 shares for option grants.

During the three months ended March 31, 2014, 350,000 options were granted to employee. These options vest in 4 years and are granted with an exercise price of $1.00 and the expiration date six months after the last vesting period. The last ones expire October, 2018.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant. The assumptions employed in the calculation of the fair value of share-based compensation expense were calculated as follows for all years presented:

Under the Black-Scholes option price model, fair value of the option granted is estimated at $465,275 at March 31, 2014.

The following table summarizes the assumptions used to estimate the fair value of stock options granted during the three months ended March 31, 2014:

2014

Expected dividend yield	0%
Weighted-average expected volatility	200%
Weighted-average risk-free interest rate	0.75%
Expected life of options	4 years

Total compensation cost related to stock options was $94,497 for the three months ended March 31, 2014. As of March 31, 2014, there was $554,958 of unrecognized compensation costs related to stock options, which is expected to be recognized over a weighted average period of 4.0 years. The following table represents stock option activity as of and for the period ended March 31, 2014:

			Weighted
		Option	Average
	Number of	Price Per	Exercise
	Options	Share	Price

Outstanding at December 31, 2012	-	$-	-

Forfeited	-	-	-
Granted	450,000	1.00	0.24
Exercised	-	-	-

Outstanding at December 31, 2013	450,000	$1.00	0.24

Forfeited	-	-	-
Granted	350,000	1.00	0.24
Exercised	-	-	-

Outstanding at March 31, 2014	800,000	$1.00	0.25

NOTE 6 – RESTATED FINANCIALS

The Consolidated Statement of Cash Flows for the three months ended March 31, 2014 has been restated. Prior to this restatement, Subscription Receivable of $160,000 was included under Operating Activities. As restated, this amount is now included under Financing Activities_ Proceeds from issuance of Preferred Stock, resulting in an increase in this amount from $100,000 to $260,000. As a result of this restatement, Net Cash used in operating activities increased from $(89,258) to $(249,358), and Net Cash provided by financing activities increased from $115,361 to $275,361. This restatement had no effect on income or retained earnings.

NOTE 7 – SUBSEQUENT EVENTS

In April and May 2014, 125,000 Series A Convertible Preferred Shares were issued at $1.00 per share. They are entitled to an annual dividend of $0.05 per share when as and if declared by the Board of Directors, dividends are not cumulative. The holders have the right to convert at any time at a ratio of 1:1 at the original Purchase Price.

Stock Options were granted in April 2014 to a Member of the Board of Directors totaling 100,000. These options vest in 4 years and are granted with an exercise price of $1.00 and the expiration date is six months after the last vesting period.